Filed Pursuant to Rule 424(b)(5)
Registration No. 333-163821
PROSPECTUS SUPPLEMENT
(to Prospectus, dated December 18, 2009)
REPUBLIC OF SOUTH AFRICA
US$2,000,000,000
5.50% Notes due 2020
     The 5.50% Notes due March 9, 2020 (the “Notes”) bear interest at the rate of 5.50% per year, accruing from March 9, 2010. Interest on the Notes is payable on March 9 and September 9 of each year, commencing September 9, 2010. The Notes mature on March 9, 2020. The Notes are not redeemable prior to maturity.
     Application has been made to the Commission de Surveillance du Secteur Financier of the Grand Duchy of Luxembourg (the “CSSF”), as competent authority under Directive 2003/71/EC (the “Prospectus Directive”), to approve this Prospectus Supplement together with the accompanying Prospectus as a prospectus for the purposes of the Prospectus Directive.
     Application has been made to the Luxembourg Stock Exchange for the Notes to be admitted to trading on the Luxembourg Stock Exchange’s regulated market (which is a regulated market for the purpose of the Market and Financial Instruments Directive 2004/39/EC) and to be listed on the official list of the Luxembourg Stock Exchange.
     The Notes will contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to South Africa’s outstanding external debt issued prior to May 16, 2003. Under these provisions, which are described beginning on page 11 of the accompanying Prospectus dated December 18, 2009 (the “Prospectus”), South Africa may amend the payment provisions of the Notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding Notes.
     Upon listing and admission to trading of the Notes offered hereunder on the Luxembourg Stock Exchange, copies of this Prospectus Supplement and the accompanying Prospectus dated December 18, 2009 may be obtained from the Luxembourg Stock Exchange website at http://www.bourse.lu.
  NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
  See “Risk Factors” beginning on page S-24 to read about certain risks you should consider before investing in the Notes.

	Per Note	Total
Public Offering Price(1)	99.295%	$1,985,900,000
Underwriting Discount	0.150%	$3,000,000
Proceeds, before expenses, to South Africa	99.145%	$1,982,900,000

(1)	Plus accrued interest from March 9, 2010 if settlement occurs after that date.
  The Underwriters expect to deliver the Notes in book-entry form only through the facilities of the Depository Trust Company (“DTC”) on or about March 9, 2010.
The Joint Lead Managers for the Notes are:

Deutsche Bank Securities	Standard Bank
The Co-Lead Manager for the Notes is:
Nedbank Capital, a division of Nedbank Limited

Quartile Capital
The date of this Prospectus Supplement is March 2, 2010.

Prospectus Supplement
Prospectus
S Do not delete

INTRODUCTION
     This Prospectus Supplement supplements the attached Prospectus relating to the debt securities and warrants of the Republic of South Africa (the “Republic” or “South Africa”). You should read this Prospectus Supplement along with the attached Prospectus, which together constitute a prospectus within the meaning of article 5.3 of directive 2003/71/EC. Both documents contain information you should consider when making your investment decision. Certain other documents are incorporated by reference into this Prospectus Supplement and the Prospectus. Please see “Documents Incorporated by Reference” in this Prospectus Supplement and “Incorporation of Certain Documents by Reference” in the Prospectus. If the information in this Prospectus Supplement differs from the information contained in the Prospectus, you should rely on the information in this Prospectus Supplement. Upon listing and admission to trading of the Notes offered hereunder on the Luxembourg Stock Exchange, a Listing Prospectus Supplement (the “Listing Prospectus Supplement”) will be filed with the Luxembourg Stock Exchange. You should read the Listing Prospectus Supplement once it becomes available on the website of the Luxembourg Stock Exchange (http://www.bourse.lu).
     No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus Supplement and the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Republic or the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to buy or a solicitation of an offer to sell any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any exchange, purchase or sale made hereunder shall, under any circumstances, create any implication that the information in this Prospectus Supplement and the accompanying Prospectus is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Republic since such date.
     The Republic accepts responsibility for the information it has provided in this Prospectus Supplement and the Prospectus and, after having taken all reasonable care and to the best of its knowledge, confirms that:
     • the information contained in this Prospectus Supplement and the Prospectus is true and correct in all material respects and is not misleading, and
     • it has not omitted other facts the omission of which makes this Prospectus Supplement and the Prospectus as a whole misleading.
     The Notes are debt securities of the Republic, which are being offered under the Republic’s registration statement no. 333-163821 filed with the U.S. Securities and Exchange Commission (the “Commission”) under the U.S. Securities Act of 1933, as amended. This Prospectus Supplement and the Prospectus are part of the registration statement. The Prospectus provides you with a general description of the securities that the Republic may offer, and this Prospectus Supplement contains specific information about the terms of the Notes. This document also adds, updates or changes information provided or incorporated by reference in the Prospectus. Consequently, before you decide to participate in the offering, you should read this Prospectus Supplement together with the Prospectus as well as the documents incorporated by reference in the Prospectus Supplement and Prospectus.
     A decision to participate or not participate in the offering will involve certain risks. It is important that you read “Risk Factors” beginning on page S-24 of this document.
     None of this Prospectus Supplement, the Prospectus nor any document incorporated by reference are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of South Africa or the Underwriters that any recipient of this Prospectus Supplement, the Prospectus or any document incorporated by reference should purchase Notes.

     You must comply with all laws that apply to you in any place in which you possess this Prospectus Supplement and the accompanying Prospectus. You must also obtain any consents or approvals that you need in order to purchase Notes. Neither the Republic nor the Underwriters is responsible for your compliance with these legal requirements. It is important that you read “Jurisdictional Restrictions” beginning on page S-46 of this Prospectus Supplement.
     The Republic has prepared the offering and is solely responsible for its contents. You are responsible for making your own examination of the Republic and your own assessment of the merits and risks of purchasing Notes pursuant to the offering. By purchasing Notes, you will be deemed to have acknowledged that:
     • you have reviewed the offering;
     • you have had an opportunity to request and review any additional information that you may need; and
     • the Underwriters are not responsible for, and are not making any representation to you concerning, the accuracy or completeness of the offering.
     The Republic and the Underwriters are not providing you with any legal, business, tax or other advice in the offering. You should consult with your own advisors as needed to assist you in making your investment decision and to advise you whether you are legally permitted to purchase Notes.
     As used in this Prospectus Supplement, “business day” means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorized or obligated by law to close in New York City or London.
     In this Prospectus Supplement, all amounts are expressed in South African Rand (“R”, “Rand” or “rand”), Euros (“€” or “euros”) or U.S. dollars (“US$”, “$” or “dollars”), except as otherwise specified.
     References in this Prospectus Supplement to fiscal years are to the Republic’s fiscal year beginning April 1 and ending March 31. For example, the 2010 fiscal year refers to the fiscal year beginning April 1, 2009 and ending March 31, 2010.
     The South African government is a foreign sovereign government. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against the South African government. The South African government will irrevocably submit to the jurisdiction of the Federal and State courts in The City of New York, and will irrevocably waive any immunity from the jurisdiction (including sovereign immunity but not any immunity from execution or attachment or process in the nature thereof) of such courts and any objection to venue, in connection with any action arising out of or based upon the Notes brought by any holder of Notes. The South African government reserves the right to plead sovereign immunity under the U.S. Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”) with respect to actions brought against it under United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by the South African government with respect to such actions, it would not be possible to obtain a U.S. judgment in such an action against the South African government unless a court were to determine that the South African government is not entitled under the Immunities Act to sovereign immunity with respect to such action. Enforceability in South Africa of final judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws is subject, among other things, to the absence of a conflicting judgment by a South African court or of an action pending in South Africa among the same parties and arising from the same facts and circumstances and to the South African courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant and that enforcement would not violate South African public policy. In general, the enforceability in South Africa of final judgments of U.S. courts obtained other than by default would not require retrial in South Africa. In original actions brought before South African courts, there is uncertainty as to the enforceability of liabilities based on the United States federal securities laws. The South African courts may enter and enforce judgments in foreign currencies. See “Description of Debt Securities—Governing Law; Consent to Service” in the Prospectus.
     In connection with the issue of the Notes, the Underwriters or any person acting for the Underwriters may over-allot or (provided that the aggregate principal amount of Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the Notes) effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However there is no assurance that the Underwriters (or any person acting on behalf of the Underwriters) will undertake such stabilizing action. Any stabilizing action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may be ended at any time, but it must end at no later than the earlier of 30 days after the issue of the Notes and 60 days after the date of allotment of the Notes.
     This Prospectus Supplement and the Prospectus have been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently neither the Republic nor the Underwriters or any person who controls an Underwriter or any director, officer, employee or agent of the Underwriters or any affiliate of such person will accept any liability or responsibility whatsoever in respect of any difference between the Prospectus Supplement and the Prospectus distributed to you in electronic format and the Prospectus Supplement and the Prospectus in their original form.
     The distribution of this Prospectus Supplement and the accompanying Prospectus and the offering of the Notes in certain jurisdictions is restricted by law. Persons who acquire this Prospectus Supplement and the accompanying Prospectus are required by the Republic and the Underwriters to inform themselves about, and to observe, any such restrictions. See “Jurisdictional Restrictions” in this Prospectus Supplement.
     We expect that delivery of the Notes will be made on or about the date specified on the cover page of this Prospectus Supplement, which will be the fifth business day following the date of this Prospectus Supplement. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, the purchasers who wish to trade the Notes on the date of this Prospectus Supplement or the next three succeeding business days will be required to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of this Prospectus Supplement or the next three succeeding business days should consult their own advisor.

FORWARD-LOOKING STATEMENTS
     This Prospectus Supplement and the Prospectus contain certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933. Statements that are not historical facts, including statements with respect to certain of the expectations, plans and objectives of South Africa and the economic, monetary and financial conditions of the Republic, are forward-looking in nature. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date that they are made, and South Africa undertakes no obligation to publicly update any of them in light of new information or future events.
     Forward-looking statements involve inherent risks and uncertainties. South Africa cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:
• external factors, such as interest rates in financial markets outside South Africa and social and economic conditions in South Africa’s neighbors and major export markets; and
• internal factors, such as general economic and business conditions in South Africa, present and future exchange rates of the Rand, foreign currency reserves, the ability of the South African government to enact key reforms, the level of domestic debt, domestic inflation, the level of foreign direct and portfolio investment and the level of South African domestic interest rates.

OVERVIEW OF THE ISSUE
     This Prospectus Supplement and the accompanying Prospectus contain information that should be read carefully before any decision is made with respect to the offering. Any decision to invest in the Notes by an investor should be based on consideration of the Prospectus Supplement and the accompanying Prospectus as a whole. You should read the entire Prospectus Supplement and the accompanying Prospectus carefully. The following overview is qualified in its entirety by reference to, and should be read in connection with, the information appearing elsewhere or incorporated by reference in this Prospectus Supplement and the Prospectus. Each of the capitalized terms used in this overview and not defined herein has the meaning set forth elsewhere in this Prospectus Supplement. Following the implementation of the relevant provisions of the Prospectus Directive in each member state of the European Economic Area (each a “Member State”), no civil liability will attach to the Republic in any such Member State solely on the basis of this overview, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with other parts of this Prospectus Supplement and the Prospectus. Where a claim relating to the information contained in the Prospectus Supplement or the accompanying Prospectus is brought before a court in a Member State, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the Prospectus Supplement and the accompanying Prospectus before the legal proceedings are initiated.
     This section provides information that supplements the information about South Africa that is included in South Africa’s Annual Report on Form 18-K, as amended, which was filed with the Commission on December 7, 2009 (“Annual Report”). To the extent that the information in this section differs from the information contained in South Africa’s Annual Report, you should rely on the information in this section.
     On December 10, 2009, the South African Reserve Bank released its December 2009 Quarterly Bulletin (“December Quarterly Bulletin”) and on February 17, 2010, the South African National Treasury released its 2010 Budget Review (“Budget Review”). South Africa filed both the December Quarterly Bulletin and the Budget Review with the Commission on March 1, 2010 under cover of Form 18-K/A (“Amendment No. 1”), which is incorporated by reference into this Prospectus Supplement and the Prospectus. You should read the December Quarterly Bulletin and the Budget Review in conjunction with the other information appearing elsewhere in this Prospectus Supplement and the Prospectus.
The Issuer
     South Africa has been an established constitutional democracy since 1994, when it held its first fully democratic national elections. South Africa has the most developed economy in sub-Saharan Africa, and accounts for one-third of the aggregate gross domestic product (“GDP”) of sub-Saharan Africa. The major strengths of the South African economy are its services and manufacturing sectors, its strong physical and economic infrastructure and its abundant natural resources, including gold, platinum group metals and coal.
Economic Overview
     South Africa’s most recent phase of economic growth, which was its longest expansionary period on record, began in September 1999, and came to an end in the fourth quarter of 2008, when the economy experienced a seasonally adjusted and annualized contraction in real GDP for the quarter. Interruptions in electricity supply in 2008, together with a general cooling-off of consumption by households, partly related to high debt levels, tighter interest rate policies and reduced consumer confidence, contributed to a loss of economic momentum, which was exacerbated by the global economic crisis. As a result, South Africa experienced further quarterly annualized contractions in real GDP, and its first recession in 17 years. South Africa’s economy emerged from recession in the third quarter of 2009, with real GDP rising at a seasonally adjusted annualized rate of 0.9% compared to the second quarter of 2009 after contracting in the previous three quarters. Overall, in 2009 South Africa’s real GDP is estimated to have contracted by 1.8% compared with 2008.
     In accordance with the projections in the 2010-2011 National Budget (“2010-2011 National Budget”) released on February 17, 2010, the National Government (“National Government”) expects the economy to recover gradually, driven by positive investment growth, more stable inventories and government consumption. Real GDP growth of 2.3% is projected in 2010, rising to 3.2% in 2011 and 3.6% in 2012. This improved outlook is based on an assumption of expansionary fiscal and financial policies, lower inflation, high commodity prices and an upturn in global demand.
     The recent recession resulted in a sharp fall in employment, with recorded job losses of 870,000 between December 2008 and December 2009. During this period the unemployment rate increased by 2.4% to 24.3%. Taking into consideration the high number of people who stopped looking for work during that period, South Africa’s broad measure of unemployment increased sharply from 26.7% to 31.1%. The National Government has identified job creation as a key priority in the 2010-2011 National Budget and plans to remove structural impediments to faster job growth, such as speeding up regulatory reform to ensure that less skilled workers and young people can enter the job market and ensuring that further education and training programs provide the skills required by public and private sector employees.
     Consumer price inflation (“CPI inflation”) declined from a peak of 13.6% in August 2008 to 6.3% in December 2009 as gas prices fell and food prices moderated, which is, however, still outside of the targeted range of 3-6% of the South African Reserve Bank (“SARB”). Weak domestic demand combined with the recovery in the Rand also dampened price pressures. However, large tariff increases in electricity are still likely over the medium term to keep CPI inflation close to the upper end of the inflation range for the next three years.
     Prior to the economic downturn, strong revenue growth resulted in a rising tax-to-GDP ratio. However, the budget deficit has increased, partly because tax revenue fell by nearly 3% of GDP during the recession. The National Government expects that revenues will recover as the economy recovers, but with a lag. As a result, the National Government will borrow the difference between revenue and expenditure, bringing the budget deficit to an estimated 7.3% in fiscal 2010.
     The 2010-2011 National Budget indicates that National Government will proceed in a deliberate way to reduce the deficit over the next few years, to 6.2% in fiscal 2011, 5.0% in fiscal 2012 and 4.1% by fiscal 2013. This will require that growth and spending be moderate. Over the next three years, public spending is projected to grow at 2% per year in real terms compared with average annual growth of 7.2% from fiscal 2005 to fiscal 2008. Given the degree of uncertainty in the economic outlook for the forecasted three year period, the National Government warned that both tax and spending plans may need to be adjusted to achieve a sustainable fiscal balance.
     The 2010-2011 National Budget focuses on key priorities such as improving the level of basic education, health, security, rural development, job creation and investing in local government and human settlements. The table below sets out the National Government’s consolidated expenditure by function for fiscal 2011 to fiscal 2013, as set out in the 2010-2011 National Budget.

Consolidated Government Expenditure

	Fiscal Year
	2010	2011	2012	2013	2007-2010	2010-2013
	Revised
	estimate	Medium-term estimates			Average annual growth
		(R million)			(%)
General public services	51,382	52,016	55,347	55,167	18.0%	2.4%
Defense	33,293	33,793	37,485	39,966	8.1%	6.3%
Public order and safety	78,407	85,615	92,682	99,420	14.6%	8.2%
Police services	51,465	56,488	61,284	64,902	13.9%	8.0%
Law courts	12,021	12,855	13,977	14,805	17.8%	7.2%
Prisons	14,921	16,272	17,420	19,713	14.9%	9.7%
Economic affairs	154,073	154,810	138,861	144,578	30.2%	(2.1)%
General economic, commercial and labor affairs	32,961	33,970	35,340	36,571	30.8%	3.5%
Agriculture, forestry, fishing and hunting	15,192	17,067	19,437	20,569	11.5%	10.6%
Fuel and energy	38,810	28,868	9,263	9,529	91.4%	(37.4)%
Mining, manufacturing and construction	2,888	3,623	4,025	4,343	4.0%	14.6%
Transport	60,094	67,427	67,067	69,908	25.0%	5.2%
Communication	4,128	3,856	3,728	3,657	19.6%	(4.0)%
Environmental protection	5,841	6,198	6,591	7,043	14.5%	6.4%
Housing and community amenities	81,614	93,194	105,270	113,483	20.7%	11.6%
Housing development	18,345	20,403	23,299	24,179	25.2%	9.6%
Community development	36,669	44,135	49,490	53,743	20.4%	13.6%
Water supply	26,600	28,656	32,481	35,560	18.3%	10.2%
Health	97,969	104,640	113,432	120,519	18.4%	7.1%
Recreation and culture	8,081	5,832	5,283	5,581	24.7%	(11.6)%
Education	148,867	165,074	179,889	189,710	16.4%	8.4%
Social protection	118,198	128,435	142,060	155,133	14.5%	9.5%

Allocated expenditure	777,725	829,606	876,898	930,600	18.6%	6.2%
State debt cost	57,600	71,358	88,463	104,022	3.3%	21.8%
Contingency reserve	—	6,000	12,000	24,000
Consolidated expenditure(1)	835,324	906,964	977,361	1,058,622	17.2%	8.2%

Note:—

(1)	Consisting of national, provincial, social security funds and selected public entities.

     The table below sets out the estimates of revenue before tax proposals in the 2011 fiscal year.
National Government Revenue

	Fiscal Year
	2010	2011
	Revised	Before tax	2010-2011
	Estimate	proposals	% change
	(R million)
Taxes on income and profits	352,800	384,466	9.0%
Persons and individuals	203,500	230,076	13.1%
Companies	130,500	135,000	3.4%
Secondary tax on companies	16,000	16,500	3.1%
Other taxes on income and profits(1)	2,800	2,890	3.2%
Taxes on payroll and workforce	7,750	8,424	8.7%
Taxes on property	9,000	9,960	10.7%
Domestic taxes on goods and services	201,995	224,580	11.2%
Value-added tax	146,500	164,000	11.9%
Specific excise duties	21,000	22,000	4.8%
Ad valorem excise duties	1,100	1,200	9.1%
General fuel levy	29,000	31,000	6.9%
Electricity levy	3,400	5,200	52.9%
Other domestic taxes on goods and services(2)	995	1,180	18.6%
Taxes on international trade and transactions	18,830	20,850	10.7%
Customs duties	18,500	20,500	10.8%
Miscellaneous customs and excise receipts	330	350	6.1%
State miscellaneous revenue and fees(3)	50	20	(60.0)%

Total tax revenue	590,425	648,300	9.8%
Non-tax revenue(4)	8,983	10,380	15.6%
of which:
Mining leases and ownership(5)	810	—
Less: SACU payments	(27,915)	(14,991)	(46.3)%

National budget revenue	571,492	643,689	12.6%

provinces, social security funds and selected public entities	86,060	95,165	10.6%

Budget revenue	657,552	738,854	12.4%

Notes:—

(1)	Includes interest on overdue income tax and small business tax amnesty levy.

(2)	Includes air departure tax and plastic bags levy and Universal Service Fund.

(3)	Includes stamp duties and revenue received that could not be allocated to a specific tax instrument.

(4)	Includes mineral and petroleum royalties, mining leases and departmental revenue.

(5)	Mining leases and ownership has been reclassified as non-tax revenue. The historical years from fiscal 1999 have been adjusted for comparative purposes.

State-Owned Entities
     Investment in energy, rail, roads, ports and other infrastructure remains a cornerstone of the National Government’s economic strategy. Over the fiscal 2010 – 2014 period, estimated capital expenditure by the major state-owned entities (“SOEs”) amounts to R699.6 billion. This increase of 4.5% against the 2009-2010 National Budget figure is mainly the result of revisions to power-generation expenditure figures by Eskom. The increase, however, was moderated by the firming up of contracts and the moderation of contract price escalation due to the global recession.
     The capital expenditure programs and refinancing needs of major SOEs will be financed through internally generated resources, and a mixture of long-term and short-term borrowing in the domestic and foreign markets. In fiscal 2011, 40% of the borrowing requirement of these entities and development finance institutions, which totals R126 billion, will be raised through international funding sources.
     To reduce borrowing costs and ease pressure on the domestic market, the National Treasury provides support to SOEs in accessing financing from multilateral organizations and export credit agencies, and through project financing arrangements. For example, the African Development Bank has loaned US$2.5 billion to Eskom Holdings Limited (“Eskom”), South Africa’s electricity generator and distributor; the Japanese Bank for International Cooperation has loaned ¥35 billion to Transnet Limited (“Transnet”), South Africa’s multi-modal transport company; and the European Investment Bank has loaned a total of €480 million to various SOEs.
     In March 2010, the World Bank board will consider a loan application by Eskom for US$3.75 billion, along with US$250 million from the World Bank’s Clean Technology Fund. Further financing of US$1.25 billion is expected to be available from the World Bank in a subsequent phase.
     The National Government has helped to coordinate SOEs’ debt issuances to prevent market crowding. The National Government will continue to issue bonds against which SOEs’ issuances are benchmarked.
     Due to the nature of the SOEs’ large capital infrastructure programs, borrowings tend to have long maturities and be dispersed. To prevent the development of an unsustainable debt burden, the National Government strictly monitors SOEs’ borrowings. Commercial paper redemptions peak in 2010, mostly from the Airports Company of South Africa Limited (“ACSA”), Denel (Proprietary) Limited (“Denel”) (a manufacturer of defense equipment) and Transnet, while fixed-income redemptions fall due in 2010 from the Land and Agricultural Development Bank of South Africa (“Landbank”), Development Bank of South Africa (“DBSA”), the Trans-Caledon Tunnel Authority and Transnet.
     National Government is committed to ensuring that the capital investment programs of SOEs remain on course, while working to strengthen the management and oversight of these entities. The current status of the financing and National Government guarantees for the more significant SOEs is set out below.
Eskom
     In February 2009, National Government approved guarantees totaling R176 billion to support construction of new power plants by Eskom. Guarantee agreements have been finalized and the domestic medium-term note agreement was amended to reflect the guarantee. In addition, Eskom has been drawing down on its R60 billion subordinated loan. State support has led to the cancellation of an Eskom credit watch and the affirmation of its credit rating by Standard & Poors. The National Government continues to monitor Eskom’s financial performance.
     In May 2009, Eskom submitted an interim tariff application to the National Energy Regulator of South Africa (“NERSA”) for a 34% nominal increase for fiscal 2010. Based on an analysis of Eskom’s application and submissions from stakeholders and the public, on June 25, 2009 NERSA approved a 31.3% price increase on the average standard tariff effective July 1, 2009 to March 31, 2010. The increase included a levy on the sale of electricity generated from non-renewable sources, as well as a limited price increase of 15% for both Eskom and the municipalities’ poor customers.

     Eskom subsequently submitted a further application to NERSA on September 30, 2009, for an adjustment to the required revenue for the period from April 1, 2010 to March 31, 2013, in order to sustain its current business, capital expansion program and operating costs. Further, Eskom asserted that the average price of electricity, of approximately 33c/kWh is too low and should be increased to 80c/kWh. Based on this, Eskom proposed a further price increase of 45%.
     The response from the National Treasury (and various other stakeholders generally) to the September 30, 2009 application was that, while acknowledging the need to move towards more cost-reflective tariffs, the requested increase of 45% was too high and would likely have a negative impact on the economy. After considering the comments received, in its revised Revenue Application Multi-Year Determination application issued on December 1, 2009, Eskom, reduced its requested price increase to 35%, thereby increasing its debt plan from R114.5 billion to R123 billion.
     Between January 20 and January 22, 2010, NERSA held public hearings on Eskom’s application for a tariff increase of 35%. On February 24, 2010, NERSA announced its decision to raise electricity rates in South Africa by 24.8%, 25.8% and 25.9% respectively for the next three years. This will result in average standard rates of 41.7c/kWh for fiscal 2011, 52.3c/kWh for fiscal 2012 and 65.85c/kWh for fiscal 2013.
Transnet
     During fiscal 2008, the National Government continued to provide guarantees on parts of Transnet’s existing borrowings amounting to R19 billion. The guarantees apply to the T011 and T018 domestic bonds, which mature in April 2010 and July 2014, respectively, and the Euro 42 and Euro 42A Euro Rand bonds, which mature in April 2028 and March 2029, respectively. Transnet’s favorable credit ratings enabled it to access the debt capital markets in fiscal 2009 without government support. No new guarantees have been issued by the National Government for Transnet’s indebtedness since 2005.
     For fiscal 2009, Transnet’s revenue increased by 11.6% compared to fiscal 2008. Notwithstanding the sharp downturn in economic activity internationally and in South Africa, the increase in revenue was partially due to the implementation of a new tariff on export coal. However, profits after taxes decreased to R5 billion due primarily to increased depreciation and amortization charges as well as post-retirement benefit obligation costs.
     On February 9, 2010, Transnet announced that it had established a US$2 billion Global Medium-Term Note Program (“GMTN”) on the London Stock Exchange as part of its plan to fund its R80.5 billion infrastructure investment program. The GMTN will enable Transnet to issue notes in either the United States or the European debt capital markets.
South African Airways (Proprietary) Limited
     The 2009-2010 National Budget included a capital equity provision of R1.5 billion for South Africa’s flagship carrier, South African Airways (“SAA”) to replace an existing perpetual guarantee of R1.6 billion provided in November 2007 related to the grounding of its fuel-inefficient B747-400 aircraft. Another perpetual guarantee was approved on September 18, 2009 to avert a going-concern audit qualification for SAA’s fiscal 2009 financial statements and to avoid projected cash-flow constraints in fiscal 2011.
Autopax Passenger Services (Proprietary) Limited
     The National Government has provided a six-year, R1.4 billion guarantee to Autopax Passenger Services (Proprietary) Limited for the purchase of 570 buses for the 2010 FIFA World Cup. The guarantee was based on a business plan outlining plans for both the 2010 FIFA World Cup and options for longer-term public transport use. Suppliers for the buses have been chosen and the funding arrangements are being finalized.

Denel
     In August 2009, Denel’s two existing guarantees of R880 million and R420 million were extended to March 31, 2011 to avoid a going-concern audit qualification for its fiscal 2009 financial statements. The National Government provided an additional guarantee of R550 million for working capital and interest payment requirements in August 2009. The R550 million is to be released in three tranches linked to the achievement of Denel’s turnaround milestones, which are being closely monitored.
The South African Broadcasting Corporation
     The National Government granted a R1.473 billion guarantee to the South African Broadcasting Corporation (“SABC”) supporting a R1.0 billion term loan facility with Nedbank Limited concluded in December 2009. The remaining R473 million guarantee from the government had been made available to the SABC following its meeting of certain requirements. National Government support for SABC is premised on its turnaround strategy, for which the new board and CEO are responsible. The Department of Communications and National Treasury will closely monitor this process.
DBSA
     The National Government has committed to increase DBSA’s callable capital by R15.2 billion to R20.0 billion, expanding its lending capacity to R140.0 billion. This increase requires a legislative amendment. In the interim, the National Government has provided a guarantee of R15.2 billion to allow DBSA to immediately increase its lending portfolio. DBSA has agreed with the National Government to remain focused on its core mandate of providing municipal infrastructure funding, including lending to low- and medium-capacity municipalities to enhance service delivery, operations and infrastructure maintenance.
Land Bank
     The improved financial performance of the Land Bank, which has a mandate to focus on development lending, was reflected in its increase in profits from R17.5 million in fiscal 2008 to R167 million in fiscal 2009 and shows that government intervention is delivering results. To redirect the Land Bank towards its core mandate of supporting emerging farmers, a coordinating committee has been established consisting of the Minister of Finance, Minister of Agriculture, Forestry and Fisheries, and the Minister of Rural Development and Land Reform. In fiscal 2010, the National Government approved a R3.5 billion guarantee, which will proportionately decrease with any capital appropriated for the Land Bank. In the Adjustment Appropriation Act of 2009, the Land Bank received a R1 billion capital allocation, reducing the guarantee amount to R2.5 billion. Expenditure estimates provide for two capital allocations of R750 million, one in fiscal 2011 and another in fiscal 2012. The intention is to complete the recapitalization over the next three years, eliminating the National Government’s guarantee.
National Housing Finance Corporation
     During 2010, the National Government will consider granting a borrowing limit pursuant to Section 66 of the Public Finance Management Act to the National Housing Finance Corporation (“NHFC”) to access concessional funding from institutions such as the European Investment Bank and the Agence Francaise Developpement. This will increase the NHFC’s capacity to contribute to the reduction of the housing backlog.
Industrial Development Corporation Limited
     The Industrial Development Corporation Limited (“IDC”) focuses on supporting industrial development. The IDC has also been assisting selected businesses that are in global recession as a result of the downturn through the R6.1 billion fund announced in 2009 (R2.9 billion in fiscal 2010 and R3.2 billion in fiscal 2011). Up to December 2009, R1 billion has been committed to assist 23 businesses. Furthermore, the IDC will continue to shift its focus to support the implementation of the Industrial Policy Action Plan.
Balance of Payments
     The positive impact of the largely synchronized economic stimulus package introduced to minimize the adverse effects of the global economic crisis became noticeable in the second and especially third quarter of 2009, with many economies showing tentative signs of recovery. As a result of the recovery, there was an increase in international trade and activity. This resulted in an increase in export volumes and had a positive impact on South Africa’s trade account.
     However, for 2009, the current account deficit narrowed to an estimated 4.3% of GDP, from 7.1% in 2008. This deficit was more than adequately financed by foreign capital inflows, as investors sought to place cash into higher-yielding emerging markets. Net purchases of bonds and equities by non-residents amounted to R102 billion in 2009. The stronger balance of payments was reflected in a recovery of the Rand exchange rate after its sharp weakening at the height of the financial crisis in October 2008—an experience common to other emerging markets and commodity producers.
     Declining import volumes in the first nine months of 2009 resulted in a trade deficit of 0.3% of GDP, sharply lower than the 1.6% deficit for 2008. The value of imports of mineral products (mainly oil) fell by 36.2%, while exports of iron ore showed a marked increase of 46.7%. Weak domestic consumption and investment also reduced imports of machinery and equipment. Lower dividend payments to non-resident investors reduced net income payments to the rest of the world.
     Net service, income and transfer payments fell to 4.1% of GDP in the first nine months of 2009, from 5.6% in 2008. Dividend payments to non-resident investors as a share of GDP fell to levels last seen in 2006, but are likely to rise again over the medium term given the expected revival in company profits and higher foreign ownership of domestic bonds and equities. Transfer payments to other members of the Southern African Customs Union (SACU) also declined due to lower revenues from import tariffs.
     The current account deficit is expected to rise to 4.9% of GDP in 2010 and 5.8% by 2012, as domestic demand strengthens and foreign dividend payments increase.
     South Africa’s terms of trade, which capture the ratio of export prices to import prices, improved considerably during the first half of 2009 as prices of precious metals rose more strongly than oil prices. A recovery in oil prices partially reversed these gains in the third quarter of 2009.
     Volumes of exports and imports tumbled by 23% and 20.5% respectively in the first three quarters of 2009 compared with the same period in the previous year, with strong demand from Asia supporting exports of coal and iron ore.

     The following table sets forth information concerning South Africa’s external debt-to-exports ratio for the years 1994 to 2009 and the forecast for 2010.
Exchange Rates
     For the first nine months of 2009, the nominal effective exchange rate of the Rand increased, on balance, by 21.4%, thereby reversing the decline precipitated by the financial crisis in 2008. The Rand appreciated by 24% against a trade-weighted basket of currencies in 2009. The strengthening of the Rand, alongside currencies such as the Brazilian real and Chilean peso, was driven by renewed weakness in the dollar, stronger commodity prices and a surge in capital flows to emerging markets. The average level of the real exchange rate was still about 8% weaker in 2009 than during its previous peak in 2006.
     This appreciation of the exchange rate of the Rand can, to a large extent, be attributed to a number of factors, including the improvement in South Africa’s current account deficit, the increased risk appetite of international investors and the subsequent acquisition of domestic securities, a further surge in commodity prices and the weakness of the dollar.
Inflation
     Over the past two years, inflation has been fuelled by rapid increases in food and oil prices, domestic capacity constraints, a weaker Rand exchange rate and adjustments to electricity tariffs. However, in the first ten months of 2009, producer and consumer price inflation moderated considerably.
     In September 2009, the targeted rate of consumer price inflation decreased to 6.1%, narrowly missing the SARB’s target of 3-6%. In October 2009, for the first time after a period of 31 months’ acceleration, the targeted rate of CPI slowed to 5.9%. In November 2009, this rate decreased slightly to 5.8%, but increased to 6.3% in December 2009, much lower that the peak of 13.6% in August 2008.
     Weak domestic demand combined with the recovery in the Rand also dampened price pressures. While goods price inflation slowed to 5.5% in December 2009, inflation for services remained relatively high at 7.2%, led by insurance and rent. Excluding food, non-alcoholic beverages and gasoline, the core measure of CPI inflation fell to 6.7% in December 2009 from 7.8% at the start of the year.

     Sharp increases in electricity tariffs have pushed inflation up by about 1.3% over the past two years. Large tariff increases are likely over the medium term, keeping CPI inflation close to the upper end of the inflation target range over the next three years. However, the main risks to the inflation outlook emanate from cost push pressures.
Sectoral Economic Performance
     South Africa’s economy emerged from recession in the third quarter of 2009, with real GDP rising at a seasonally adjusted annualized rate of 0.9% after contracting in the previous three quarters. Overall, in 2009 South Africa’s real GDP is estimated to have contracted by 1.8% compared with 2008.
     Although a high degree of volatility remains, a range of indicators is pointing to an improvement in economic conditions. The leading indicator of economic activity, which fell to its lowest level in March 2009, rose strongly between August and November. The recovery is expected to gain momentum through the first half of 2010, resulting in GDP growth of 2.3% in 2010, 3.2% in 2011 and 3.6% in 2012.
     The agriculture, fisheries and forestry sector grew by 0.4% in the first nine months of 2009, after expanding by 11% in the same period in 2008. Farmers planted fewer crops during the year in response to lower prices of agricultural commodities relative to the price boom in 2008. The outlook for the year ahead is slightly more positive and the area planted for maize is expected to increase in 2009/10 season compared to the previous season. The maize price, however, declined to its lowest level in more than three years in the first two months of 2010 due to surplus global production. This may depress production levels in the 2010/11 season.
     Value added in the mining sector declined by 7.7% in the first nine months of 2009 compared to the same period in 2008. Production was affected by a sharp drop in demand at the start of 2009, but recovered gradually thereafter as global conditions improved and commodity prices resumed their upward trend. In 2009, production of platinum group metals declined by 1.3% compared with the previous year, while gold production contracted by 7.6% despite the record-high gold price. South Africa has fallen to third place in the global ranking of gold producers, behind China and Australia, reflecting rising costs associated with mining at greater depths and the declining grade of remaining deposits. A more positive global outlook, combined with high commodity prices and strong demand from China, should provide impetus for the expansion of mining in the years ahead.
     Generally, the manufacturing sector experienced challenges in the first three quarters of 2009, with value added falling by 12.2% in those three quarters, compared with the same period in 2008. Monthly output started to rise in May 2009. The improving trend is reflected in the Purchasing Managers’ Index (PMI), which rose from a low of 36.1 in April 2009 to 53.6 in January 2010. The rebuilding of inventories in the automotive sector, and in basic iron and steel, boosted production and exports in the third quarter of 2009. However, production remains under pressure in domestically-oriented sectors, such as clothing and textiles and furniture, given weak consumer demand. The improved outlook should support manufacturing growth in the months ahead, but the profitability of producers is likely to be affected by the stronger Rand, higher unit labor costs and increases in electricity tariffs.
     Value added in the electricity, gas and water sector declined by 0.5% in the first nine months of 2009. The sector is expected to grow as Eskom builds new power plants. The Medupi coal-fired power station will produce 4,764 MW of electricity, with the first unit expected online in 2012; the Kusile coal-fired power station will produce 4,800 MW, with the first unit being commissioned in 2014; and the Ingula hydroelectric station will produce 1,368 MW, with the first unit being commissioned in 2013. The National Government has set a target of 30% of South Africa’s electricity needs to be supplied by the private sector.
     Growth in the construction sector remained robust in the first nine months of 2009, with value added growing by 8.4% compared with the same period in 2008. Growth was supported by public spending on infrastructure development, particularly power plants, ports, railways, freeways and passenger rail, and completion of the 2010 FIFA World Cup stadiums. Public investment has cushioned the impact of falling residential demand and lower private investment on the sector. Residential investment should start to recover if house prices continue to rise and the economic recovery strengthens.
     Growth in the finance, insurance, real estate and business services sector slowed to 2.3% in the first nine months of 2009 from 8% in the same period in 2008.
     During 2009, the banking sector faced higher non-performing loans and difficult capital-raising conditions. Impaired advances as a percentage of gross loans and advances rose from 3.6% in November 2008 to 5.9% in November 2009. Bank lending standards have begun to ease after a period of slowing credit extension, home prices started to rise in May 2009 and there are signs that impaired advances are close to a peak.
     The following table sets forth information concerning the percentage distribution of total credit exposure around the world in 2008 and 2009.
Geographical Distribution of Credit

	2008		2009
	Sep	Dec	Mar	Jun
		Per cent (%)
South Africa	91.75	89.06	89.48	91.11
Other African countries	0.47	0.51	0.51	0.49
Europe	5.98	8.35	8.32	6.68
Asia	0.14	0.16	0.13	0.23
North America	1.40	1.61	1.38	1.33
South America	0.00	0.11	0.02	0.09
Other	0.25	0.21	0.15	0.09

Total	100.00	100.00	100.00	100.00

Source: SARB
     The following table sets forth information concerning selected indicators of the South African banking sector for 2009.
Selected Indicators of the South African Banking Sector

	2009
	Jan	Feb	Mar	Apr	May	Jun
Capital adequacy
Capital-adequacy ratio	13.01	12.98	13.29	13.54	13.51	13.69
Regulatory Tier 1 capital to risk-weighted assets	10.23	10.20	10.37	10.49	10.50	10.67

Liquidity
Liquid assets to total assets (liquid-asset ratio)	4.94	4.93	5.04	5.27	5.27	5.27
Liquid assets to short-term liabilities	10.17	10.16	10.01	10.52	10.25	10.16
Source: SARB

     Value added in the transport, storage and communications sector contracted by 0.7% in the first nine months of 2009 compared with the same period in 2008. Over the past few years, the National Government and SOEs have made significant investments in public transport, road and rail projects to improve the capacity and efficiency of South Africa’s transport system and to prepare for the 2010 FIFA World Cup.
     In telecommunications, the slowdown in economic activity has resulted in a fall in average revenue per user for cell phone companies, as well as a decline in growth of new subscribers. Efforts are under way to expand the country’s broadband capacity and, it is hoped, to lower costs. The SEACOM submarine fiber optic cable came online in July 2009. Additional capacity will be added through the East African Submarine Cable System and the West African Cable System by mid-2010 and mid-2011 respectively.
Climate Change
     South Africa is particularly concerned about the effects of climate change. This is because being a semi-arid country, water stressed and prone to extreme climate events, South Africa is vulnerable to the effects thereof. In addition, South Africa is mindful that the impact of climate change on the African continent may destroy the livelihoods and worsen the quality of life of many already vulnerable people.
     South Africa is a party to the United Nations Framework Convention on Climate Change 1992 (“UNFCCC”) and the Kyoto Protocol 1997. It has been classified as a Non-Annex 1, developing country in terms of the Kyoto Protocol. Therefore no national targets for reducing carbon dioxide or greenhouse gases are mandatory.
     The National Government’s Long Term Mitigation Scenario (“LTMS”) process on climate change was conducted from 2006 to 2008. It was a participatory, research-based scenario building process. It focused on identifying South Africa’s emissions plan and formulating potential strategies that would allow South Africa to reduce its emissions over time, in a way appropriate to its national circumstances and capabilities. Greenhouse gas emission reductions and limits will be determined from the research conducted during the LTMS process. The National Government has adopted a vision for climate policy that will be informed by what is required by science, namely to limit global temperature increase to two degrees Celsius above pre-industrial levels. In this scenario, called the required by science scenario, South Africa joins the world community in taking action to stabilize greenhouse gas concentrations, and has negotiated a target as its fair contribution to this shared responsibility.
     South Africa has also adopted the following policies as part of its strategy:
•	Implementation Strategy for the Control of Exhaust Emissions from Road-going Vehicles in South Africa 2003.

•	Integrated Clean Household Energy Strategy 2003.

•	Climate Change Response Strategy 2004.

•	Energy Efficiency Strategy 2005.

•	Cleaner Production Strategy 2005.
     In terms of the White Paper on Renewable Energy issued in 2003, a target of 10,000GWh of energy was set, to be produced from renewable energy sources (mainly from biomass, wind, solar and small-scale hydro) by 2013. In accordance with this target, as well as in line with the Department of Energy’s overall strategy relating to renewable energy, in October 2009, the Department of Energy launched a R77 million hydro electronic plant project to generate energy from renewable energy sources in Bethlehem, Free State. It is expected that about 33,000 tons of carbon dioxide emissions will be reduced through the project.
     On January 17, 2010, South Africa became a full member of the International Renewable Energy Agency (“IRENA”). One of the objectives of IRENA is to promote a rapid transition to the sustainable use of renewable energy on a global scale.

     The National Government is set to release the Green Paper on Climate Change in April 2010 that will cover both mitigation and adaptation policies.
     The 2010-2011 National Budget provides that a flat rate CO2 emissions tax on new passenger motor vehicles will be introduced with effect from September 1, 2010. The emissions tax will apply initially only to passenger cars, but will be extended to commercial vehicles once agreed CO2 standards for these vehicles have been set. Further research is being done to expand environmental levies and taxes.
     South Africa has taken a leading role in its capacity as a developing country in climate change negotiations. As a member of the “G-77 nations plus China” group, as well as a member of the “BASIC Bloc”, (being China, India, South Africa and Brazil, the world’s fastest growing carbon emitters) it assisted in brokering the political Copenhagen Accord in December 2009.
     In accordance with the obligations under the Copenhagen Accord, South Africa formally presented its emission reduction pledges to the UNFCCC in January 2010. South Africa has undertaken that, with the financial and technological assistance from the international community and on the condition that there is a legally supported framework, South Africa will deviate below what is projected as “business as usual” by 34% by 2010 and 42% by 2025.
     President Zuma reiterated in his State of the Nation Address on February 11, 2010 that although the Copenhagen Accord did not go as far as required, it is an important step as it commits all countries to respond to climate change. He further undertook that South Africa would continue to work hard with its international counterparts towards a legally binding treaty.
Recent Developments
Exchange Control Reform
     The National Government has finalized reporting measures for prudential foreign exposure limits on banks. These measures will liberalize exchange controls for these institutions. As of March 1, 2010, South African banks will be able to acquire direct and indirect foreign exposure of up to 25% of their total liabilities (excluding equity), covering all foreign exposure but excluding FDI. The initial limit of 40% has been adjusted downwards in light of recent international developments. Research is under way to complete the move from rules-based to principles-based regulation of foreign exposure for institutional investors, and to finalize the definition of “foreign asset” that captures the underlying risks. The National Treasury will consult on these matters during 2010. For now, the existing inward listing policy and definition of foreign asset for companies, which is based on place of incorporation and/or primary listing, remain in place.
Black Economic Empowerment (“BEE”)
     On December 3, 2009, the National Government launched the long-awaited Black Economic Empowerment Advisory Council (“BEE Council”), as provided for in the Broad-Based Black Economic Empowerment Act No. 53 of 2003 (“BEE Act”).
     The BEE Council, which consists of 20 members, is chaired by President Zuma. The main functions of the BEE Council are to advise the National Government on BEE, review progress in achieving BEE, and to facilitate partnerships between state organs and the private sector in order to advance the objectives of the BEE Act.
     The Ministers of Trade and Industry, Labor, Economic Development and Women, Children and Persons with Disabilities are four of the members of the BEE Council.

Energy
     In August 2009, the Department of Energy issued new regulations on new electricity generation capacity. The main purpose of the regulations is to regulate the entry by a buyer and an Independent Power Producer (“IPP”) into a power purchase agreement, and ancillary matters relating thereto.
     In the State of the Nation Address delivered on February 11, 2010, President Zuma announced the establishment of an Inter-Ministerial Committee on Energy, which would have the task of developing a 20-year integrated resource plan. The plan would explore the issues around the participation of IPPs in the provision of energy, as well as protecting the poor from increases in electricity prices.
     Although Eskom would continue to build additional generation capacity and improve the maintenance of its power stations, an independent system operator, separate from Eskom, would be established.
     On February 24, 2010, NERSA announced its decision to raise electricity rates in South Africa by 24.8%, 25,8% and 25.9% respectively for the next three years. This will result in average standard rates of 41.7c/kWh for fiscal 2011, 52.3c/kWh for fiscal 2012 and 65.8c/kWh for fiscal 2013.
Manufacturing
     On February 18, 2010, the Department of Trade and Industry tabled before parliament the National Government’s new policy, the 2010/11 – 2012/13 Industrial Policy Action Plan (“IPAP2”). The main purpose of the IPAP2 is to expand production in value-added sectors with high employment and growth multipliers that compete in export markets, as well as compete in the domestic market against imports. The IPAP2 is intended to place more emphasis on more labor-absorbing production and services sectors, the increasing participation of historically disadvantaged people and regions in the economy. It is estimated that the IPAP2 will result in the creation of 2,477,000 direct and indirect jobs over the next ten years.
Housing
     In the State of the Nation Address delivered on February 11, 2010, President Zuma announced that the National Government aims to upgrade informal settlements and to provide service and land tenure to at least 500,000 households by 2014. Over 6,000 hectares of public land will be set aside for low income and affordable housing.
     The National Government has also recognized the need to make provision for individuals who earn salaries that are considered too high to obtain government housing subsidies, but equally too little to qualify for bank mortgages. In this regard, a guarantee fund of R1 billion will be set up to encourage the private banking and housing industry to make it possible for such individuals to be able to obtain housing finance.
Education
     President Zuma announced new education targets in his State of the Nation Address, which included a requirement for all grade 3, 6 and 9 students to take independently moderated literacy and mathematics tests. Further, the National Government intends to have each of the 27,000 schools in the country assessed by officials from the Department of Basic Education. This would aid the National Government in attaining its goal of increasing the number of students who are eligible for university admission to 175,000 a year by 2014.
2010 FIFA World Cup
     During June and July 2010, South Africa will host the 2010 FIFA Soccer World Cup. The 2010 FIFA World Cup is expected to contribute about 0.5% of GDP growth in 2010.

     The National Government has made over R33 billion available to support the preparations for the 2010 FIFA World Cup, part of which will be spent to honor the 17 guarantees made to FIFA. A provision for a “stadiums development grant” has been made, in order to provide funding for the design and construction of the 10 World Cup stadiums, totaling R1.9 billion in the 2010 and 2011 fiscal years. More provisions have also been made for a new grant, “the 2010 FIFA World Cup host city operating grant”, aimed at assisting cities with the hosting of the 2009 Confederations Cup and the 2010 FIFA World Cup. The grant has been allocated R508 million in the 2010 fiscal year and R210 million in the 2011 fiscal year. With these and other strong budgetary commitments, the Local Organizing Committee (“LOC”) for the 2010 FIFA World Cup indicated that it is confident that South Africa is in a strong position to deliver on all its FIFA commitments in 2010.
     All of the stadiums playing host to the 2010 FIFA World Cup have now been completed. In addition, in January 2010, the Bombela Concession Company tasked with the construction of Johannesburg’s Gautrain Rapid Rail Link project announced that the route between Sandton and the O R Tambo International Airport will, despite earlier doubts, be completed by May 27, 2010, in time for the 2010 FIFA World Cup commencing in June 2010.

The Offering

Issuer:	Republic of South Africa.

Securities Offered:	5.50% Notes due 2020.

Maturity Date:	March 9, 2020.

Aggregate Principal Amount:	US$2,000,000,000.

Issue Price:	99.295% of the principal amount of the Notes, plus accrued interest, if any, from March 9, 2010.

Issue Date:	The Notes are expected to be issued on or about March 9, 2010.

Interest Rate:	5.50% per annum.

Interest Calculations:	Interest payable on a particular interest payment date will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Interest Payment Dates:	March 9 and September 9 of each year, commencing September 9, 2010.

Redemption:	The Notes are not subject to redemption prior to maturity. At maturity, the Notes will be redeemed at par.

ISIN:	US836205AN45

CUSIP:	836205AN4

Common Code:	049339453

Status and Ranking:	Upon issuance, the Notes will be our direct unconditional and general obligations and will rank equally with our other external debt denominated in currencies other than Rand which is (i) payable to a person or entity not resident in South Africa and (ii) not owing to a South African citizen. See “Debt Securities — Status of the Debt Securities” and “Debt Securities — Negative Pledge” in the accompanying Prospectus.

Markets:	The Notes are offered for sale in those jurisdictions where it is legal to make such offers. See “Underwriting” and “Jurisdictional Restrictions.”

Listing and admission to trading:	Application has been made to list and trade the Notes on the regulated market “Marché Officiel” of the Luxembourg Stock Exchange, Bourse de Luxembourg. Listing will be made on the official list of the Luxembourg Stock Exchange.

Form:	The Notes will be book-entry securities in fully registered form, without coupons, registered in the names of investors or their nominees in denominations of US$100,000 and integral multiples of US$1,000 in excess thereof.

Clearance and Settlement:	Beneficial interests in the Notes will be shown on, and transfer thereof will be effected only through, records maintained by DTC and its participants, unless certain contingencies occur, in which case the Notes will be issued in definitive form. Investors may elect to hold interests in the Notes through DTC, Euroclear or Clearstream Banking Luxembourg, if they are participants in such systems, or indirectly through organizations that are participants in such systems. See “Global Clearance and Settlement.”

Paying Agent in Luxembourg:	Deutsche Bank Luxembourg S.A.

Payment of Principal and Interest:	Principal and interest on the Notes will be payable in U.S. dollars or other legal tender of the United States of America. As long as the Notes are in the form of a book-entry security, payments of principal and interest to investors shall be made through the facilities of the DTC. See “Description of the Notes — Payment” and “Global Clearance and Settlement — Ownership of Notes through DTC, Euroclear and Clearstream Banking Luxembourg.”

Default:	The Notes will contain events of default, the occurrence of which may result in the acceleration of our obligations under the Notes prior to maturity. See “Debt Securities — Default” and “— Acceleration of Maturity” in the accompanying Prospectus.

Collective Action Securities:	The Notes will be designated collective action securities under the Amended and Restated Fiscal Agency Agreement, dated as of May 15, 2003, between the Republic and Deutsche Bank Trust Company Americas (the “Fiscal Agency Agreement”). The Notes will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to certain other series of U.S. dollar denominated debt securities issued by the Republic and described in the accompanying Prospectus. The provisions described in this Prospectus Supplement will govern the Notes. These provisions are commonly referred to as “collective action clauses.” Under these provisions, we may amend certain key terms of the Notes, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding Notes. Additionally, if an event of default has occurred and is continuing, the Notes may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding Notes. These provisions are described in the sections entitled “Description of the Notes — Default; Acceleration of Maturity” and “— Amendments and Waivers” in this Prospectus Supplement and “Collective Action Securities” in the accompanying Prospectus.

Sinking Fund:	None.

Prescription Period:	None.

Fiscal Agency Agreement:	The Notes will be issued pursuant to the Fiscal Agency Agreement.

Status:	The Notes constitute direct, unconditional, general and unsecured obligations of the South African government and will rank equally, without any preference among themselves, with all present and future unsecured and unsubordinated general obligations of the South African government for moneys borrowed and guarantees given by South Africa in respect of money borrowed from others. The full faith and credit of the South African government has been pledged for the due and punctual payment of, and the due and timely performance of all the South African government’s obligations relating to, the Notes.

Taxation:	For a discussion of United States, South African and Luxembourg tax consequences associated with the Notes, see “Taxation” in this Prospectus Supplement. Investors should consult their own tax advisors in determining the foreign, U.S. federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the Notes.

Principal of and interest on the Notes are payable by the Republic without withholding or deduction from South African withholding taxes to the extent set forth herein. See “Description of the Notes — South African Taxation.”

Governing Law:	The Notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Notes, which will be governed by the laws of the Republic of South Africa.

Trading:	The Notes are expected to begin trading on a when-and-if-issued basis following the announcement of the results of the offering.

RISK FACTORS
     You should read this entire Prospectus Supplement and the accompanying Prospectus carefully. Words and expressions defined elsewhere in this Prospectus Supplement and the accompanying Prospectus have the same meanings in this section. Investing in the Notes involves certain risks. In addition, the purchase of the Notes may involve substantial risks and be suitable only for investors who have the knowledge and experience in financial and business matters to enable them to evaluate the risks and merits of an investment in the Notes. You should make your own inquiries as you deem necessary without relying on the Republic or any Underwriter and should consult with your financial, tax, legal, accounting and other advisers, prior to deciding whether to make an investment in the Notes. You should consider, among other things, the following:
Risks Relating to the Notes
The trading market for debt securities may be volatile and may be adversely impacted by many events
     The market for the Notes issued by the Republic is influenced by economic and market conditions and, to varying degrees, interest rates, currency exchange rates and inflation rates in the United States and European and other industrialized countries. There can be no assurance that events in South Africa, the United States, Europe or elsewhere will not cause market volatility or that such volatility will not adversely affect the price of the Notes or that economic and market conditions will not have any other adverse effect.
There could be no active trading market for the Notes
     The Notes are a new issue of securities with no established trading market. There can be no assurance that an active trading market for the Notes will develop, or, if one does develop, that it will be maintained. If an active trading market for the Notes does not develop or is not maintained, the market or trading price and liquidity of the Notes may be adversely affected. If the Notes are traded after their initial issuance, they may trade at a discount to their initial offering price, depending upon prevailing interest rates, the market for similar securities, general economic conditions and the financial condition of the Republic. Although an application has been made to list and trade the Notes on the Regulated Market “Marché Officiel” of the Luxembourg Stock Exchange, there is no assurance that such application will be accepted or that an active trading market will develop.
The Notes may not be a suitable investment for all investors
     You must determine the suitability of investment in the Notes in the light of your own circumstances. In particular, you should:
(i)	have sufficient knowledge and experience to make a meaningful evaluation of the Notes and the merits and risks of investing in the Notes;

(ii)	have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the Notes and the impact the Notes will have on your overall investment portfolio;

(iii)	have sufficient financial resources and liquidity to bear all of the risks of an investment in the Notes, including where the currency for principal or interest payments is different from your currency;

(iv)	understand thoroughly the terms of the Notes and be familiar with the behavior of any relevant indices and financial markets; and

(v)	be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect your investment and your ability to bear the applicable risks.

Certain economic risks are inherent in any investment denominated in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities
     An investment in a security denominated in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities may present currency-related risks not associated with a similar investment in a security denominated in the home currency. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the U.S. dollar and the possibility of the imposition or modification of foreign exchange controls with respect to the U.S. dollar and the home currency. Such risks generally depend on events over which South Africa has no control, such as economic and political events and the supply of and demand for the U.S. dollar and the home currency. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the Notes. Depreciation of the U.S. dollar against the relevant home currency could result in a decrease in the effective yield of a particular security below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.
     This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult their own financial and legal advisers as to the risks involved in an investment in the Notes.
The Notes are unsecured
     The Notes constitute unsecured obligations of the Republic.
The Notes contain provisions that permit the Republic to amend the payment terms without the consent of all holders
     The Notes contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers, which are commonly referred to as “collective action clauses”. Under these provisions, certain key provisions of the Notes may be amended, including the maturity date, interest rate and other payment terms, with the consent of the holders of 75% of the aggregate principal amount of the outstanding Notes. See “Description of the Notes” in this Prospectus Supplement and “Collective Action Securities” in the accompanying Prospectus.
Legal investment considerations may restrict certain investments
     The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. You should consult your legal advisers to determine whether and to what extent (1) the Notes are legal investments for you, (2) the Notes can be used as collateral for various types of borrowing and (3) other restrictions apply to your purchase or pledge of any Notes. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of Notes under any applicable risk-based capital or similar rules.
Risks Relating to the Republic
The Republic is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it
     The Republic is a sovereign state. Consequently, your ability to sue the Republic may be limited. See “Description of Debt Securities — Governing Law; Consent to Service” in the accompanying Prospectus.
     The Republic has not consented to service or waived sovereign immunity with respect to actions brought against it under United States federal securities laws or any State securities laws. In the absence of a waiver of immunity by the Republic with respect to these actions, it would not be possible to obtain judgment in such an action brought against the Republic in a court in the United States unless the court were to determine that the Republic is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to such action. Further, even if a United States judgment could be obtained in such an action, it may not be possible to enforce in the Republic a judgment based on such a United States judgment. Execution upon property of the Republic located in the United States to enforce a United States judgment may not be possible except under the limited circumstances specified in the Foreign Sovereign Immunities Act.
Certain economic risks are inherent in any investment in an emerging market country such as South Africa
     Investing in an emerging market country such as South Africa carries economic risks. These risks include economic instability that may affect South Africa’s economic results. Economic instability in South Africa in the past and in other emerging market countries has been caused by many different factors, including the following:
•	general economic and business conditions;

•	high interest rates;

•	changes in currency values;

•	high levels of inflation;

•	exchange rates;

•	exchange controls;

•	wage and price controls;

•	foreign currency reserves;

•	changes in economic or tax policies;

•	the imposition of trade barriers; and

•	internal security issues.
     Any of these factors, as well as volatility in the markets for securities similar to the Notes, may adversely affect the value or liquidity of the Notes.
The Republic’s economy remains vulnerable to external shocks, including the current global economic crisis and those that could be caused by future significant economic difficulties of its major regional trading partners or by more general “contagion” effects, which could have an adverse effect on the Republic’s economic growth
     The Republic’s economy remains vulnerable to external shocks, including the current global economic crisis. A significant decline in the economic growth of any of the Republic’s major trading partners, such as the European Union, could have a material adverse impact on the Republic’s balance of trade and adversely affect the Republic’s economic growth. The European Union is the Republic’s largest export market. A decline in demand for imports from the European Union could have a material adverse effect on South African exports and the Republic’s economic growth.
     In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, the Republic could be adversely affected by negative economic or financial developments in other emerging market countries.
     There can be no assurance that any crises such as those described above or similar events will not negatively affect investor confidence in emerging markets. In addition, there can be no assurance that these events will not adversely affect the Republic’s economy and its ability to raise capital in the external debt markets in the future.

There can be no assurance that South Africa’s credit rating will not change
     Long-term foreign currency debt of South Africa is currently rated BBB+ by Fitch Ratings and Standard & Poor’s and A3 by Moody’s. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Any adverse change in South Africa’s credit rating could adversely affect the trading price of the Notes.

USE OF PROCEEDS
     The net proceeds from the sale of the Notes are estimated to be US$1,982,500,000, after deduction of the underwriting concession and discount and of certain expenses payable by South Africa, estimated at US$400,000. South Africa will use the proceeds for the general purposes of the National Government. See “The External Sector of the Economy” and “National Government Debt — Summary of External National Government Debt” in the Annual Report.

DESCRIPTION OF THE NOTES
     This Prospectus Supplement describes the terms of the Notes in greater detail than the Prospectus and may provide information that differs from the Prospectus. If the information in this Prospectus Supplement differs from the Prospectus, you should rely on the information in this Prospectus Supplement.
     The Notes are to be issued pursuant to an Amended and Restated Fiscal Agency Agreement, dated as of May 15, 2003 (the “Fiscal Agency Agreement”), between South Africa and Deutsche Bank Trust Company Americas (formerly named Bankers Trust Company), as Fiscal Agent (the “Fiscal Agent”). The following statements and the statements under “Description of Debt Securities” in the Prospectus briefly summarize some of the terms of the Notes and the Fiscal Agency Agreement. Such statements are qualified in their entirety by reference to the Fiscal Agency Agreement and to the form of Global Note, described below, filed or to be filed by South Africa with the Commission.
     The Notes, issued in an aggregate principal amount of US$2,000,000,000, bear interest at the rate of 5.50% per annum and mature on March 9, 2020. Interest on the Notes is payable semi-annually on March 9 and September 9 of each year, commencing September 9, 2010, to the persons in whose names the Notes are registered at the close of business on the day preceding February 22 or August 25 (whether or not a business day), as the case may be. If a payment date falls on a day which is not a business day, payment will be made on the next succeeding business day. Interest payable on a particular interest payment date will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.
     The Notes constitute direct, unconditional, general and unsecured obligations of the Republic and will rank equally, without any preference among themselves, with all present and future unsecured and unsubordinated general obligations of the Republic for moneys borrowed and guarantees given by South Africa in respect of money borrowed from others. The full faith and credit of the Republic has been pledged for the due and punctual payment of, and the due and timely performance of all the Republic’s obligations relating to, the Notes.
     The Notes are collective action securities and contain provisions regarding acceleration and future modifications to their terms that differ from those applicable to South Africa’s outstanding external debt issued prior to May 16, 2003. Under these provisions, South Africa may amend the payment provisions of the Notes with the consent of the holders of 75% of the aggregate principal amount of the outstanding Notes. See “Description of Debt Securities—Collective Action Securities” in the Prospectus.
     The Notes are not redeemable prior to maturity and are not entitled to the benefit of any sinking fund. At maturity, the Notes will be redeemed at par. Nevertheless, South Africa may at any time repurchase the Notes at any price in the open market or otherwise. South Africa may hold or resell the Notes it purchases or may surrender them to the Fiscal Agent for cancellation. Additional terms of the Notes are described in the Prospectus under “Description of Debt Securities.”
     The Fiscal Agent is not a trustee for the holders of the Notes and does not have the same responsibilities or duties to act for such holders as would a trustee.
Form, Denominations and Registration
     The statements set forth in this Prospectus Supplement in this subsection and in “Definitive Notes” and in the section entitled “Global Clearance and Settlement” include summaries of certain rules and procedures of DTC, Clearstream Banking Luxembourg and Euroclear that affect transfers of interests in the Notes.
     The Notes will be issued as one or more Notes in book-entry form registered in the name of a nominee of DTC. Book-entry interests in the Notes and all transfers relating to such interests in the Notes will be reflected in the book-entry records of DTC. The depositary for DTC will be Deutsche Bank Trust Company Americas.
     Beneficial interests in the Notes, which will be in minimum denominations of US$100,000 and integral multiples of US$1,000 in excess thereof, will be represented in, and transfers of such beneficial interests will be effected through, accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts, eliminating the need for physical movement of securities.
     If you wish to hold securities through the DTC system, you must either be a direct participant in DTC or hold through a direct participant in DTC. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations that have accounts with DTC. Euroclear and Clearstream Banking Luxembourg participate in DTC through their New York depositaries. Indirect participants are securities brokers and dealers, banks and trust companies that do not have an account with DTC, but that clear through or maintain a custodial relationship with a direct participant. Thus, indirect participants have access to the DTC system through direct participants.
     If you so choose, you may hold your beneficial interests in the Notes through Euroclear or Clearstream Banking Luxembourg, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream Banking Luxembourg will hold their participants’ beneficial interests in the Global Notes in their customers’ securities accounts with their depositaries. These depositaries of Euroclear and Clearstream Banking Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.
     In sum, you may elect to hold your beneficial interests the Notes:
•	in the United States, through DTC;

•	outside the United States, through Euroclear or Clearstream Banking Luxembourg; or

•	through organizations that participate in such systems.
     DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the Notes through these participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the Fiscal Agency Agreement or the Notes. The ability of Euroclear or Clearstream Banking Luxembourg to take actions as a holder under the Notes or the Restated Fiscal Agency Agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream Banking Luxembourg will take such actions only in accordance with their respective rules and procedures.
     As an owner of a beneficial interest in the Notes, you will generally not be considered the holder of any Notes under the Fiscal Agency Agreement.
     The laws of some states of the United States require that certain persons take physical delivery of securities in certificated form. Consequently, your ability to transfer interests in a U.S. dollar Note may be limited.
     Except as provided below, owners of beneficial interests in the Notes will not be entitled to have the Notes registered in their names, will not receive or be entitled to receive physical delivery of the Notes in definitive form and will not be considered the holders of the Notes under the Fiscal Agency Agreement or the Notes. Accordingly, each person owning a beneficial interest in a Note must rely on the procedures of DTC and, if such person is not a participant in DTC, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of Notes. South Africa understands that, under existing industry practice, in the event that any owner of a beneficial interest in the Notes desires to take any action that the registered owner, as the holder of such Notes, is entitled to take, the registered owner would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.
Payment
     Payment of principal of and interest on the Notes will be made to the nominee of DTC, as the registered owner. The principal of and interest on the Notes will be payable in U.S. dollars or in such other coin or currency of the United States of America as at the time of payment is legal tender for the payment therein of public and private debts. Upon receipt of any payment of principal of or interest on the Notes, participants’ accounts will be credited in accordance with applicable DTC rules and procedures. Neither South Africa nor the Fiscal Agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Notes or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.
     Any moneys held by the Fiscal Agent in respect of the Notes and remaining unclaimed for two years after the amount becomes due and payable will be returned to South Africa, and the holder of such Note will thereafter look only to South Africa for any payment to which the holder may be entitled. See “Description of the Notes — Prescription” in this Prospectus Supplement.
Foreign Currency Risks
     An investment in a security denominated in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities may present currency-related risks not associated with a similar investment in a security denominated in the home currency. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the U.S. dollar and the possibility of the imposition or modification of foreign exchange controls with respect to the U.S. dollar and the home currency. Such risks generally depend on events over which South Africa has no control, such as economic and political events and the supply of and demand for the U.S. dollar and the home currency. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the Notes. Depreciation of the U.S. dollar against the relevant home currency could result in a decrease in the effective yield of a particular security below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.
     This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult their own financial and legal advisers as to the risks involved in an investment in the Notes.
Prescription
     To the extent permitted by applicable law, the Notes will become void unless presented for payment within a period of 10 years following (i) the maturity date or (ii) if payment in full has not been received by the Fiscal Agent or Paying Agent on or prior to the maturity date, the date on which notice is given to holders of the Notes that payment in full has been received.
Definitive Notes
     South Africa will cause Notes to be issued in definitive form in exchange for Notes only if DTC, or the nominee thereof notifies South Africa in writing that it is no longer willing or able to discharge its responsibilities as depositary for the Notes properly, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and South Africa is unable to locate a qualified successor within 90 days after receiving such notice, or if an event of default has occurred and is continuing as described under “Description of Debt Securities— Events of Default” in the Prospectus. South Africa may also at any time and in its sole discretion determine not to have any of the Notes represented by the Global Notes. If any of the above events occurs, South Africa will reissue the Notes in fully certificated, registered form in minimum denominations of US$100,000 and integral multiples of US$1,000 in excess thereof and will recognize the registered holders of the definitive Notes as holders under the Fiscal Agency Agreement. Such Notes may be presented for registration of transfer or exchange at the office of the Fiscal Agent in The City of New York, at the office of the Fiscal Agent’s affiliate in London, England, or at the office of the Listing and Paying Agent in Luxembourg, and principal and interest will be payable at such offices, provided that interest may be paid by check mailed to the registered holders of the definitive Notes. In the event of the issuance of definitive Notes, South Africa will publish a notice in a leading newspaper with general circulation in Luxembourg (which is expected to be the d’Wort) announcing such issuance and, for as long as the Notes are listed on the Luxembourg Stock Exchange and so long as the rules of the Luxembourg Stock Exchange so require, the South African government will maintain a transfer agent and paying agent in Luxembourg.
     A definitive Note will be transferable in whole or in part in an authorized denomination upon the surrender of the certificate evidencing the definitive Notes to be transferred, together with the form of transfer duly endorsed on it completed and executed, at the specified office of any transfer agent. In the case of a transfer of only part of a definitive Note, a new certificate in respect of the balance not transferred will be issued to the transferor.
     In the event that definitive Notes are issued, the Transfer and Paying Agent and its specified office shall be as set forth at the end of this document, and payment of principal will be made only against presentation and surrender of the definitive Notes to the Transfer and Paying Agent. The South African government reserves the right at any time to vary or terminate the appointment of any transfer agent and paying agent and to appoint additional or other transfer agents and paying agents. If the South African government appoints additional or other transfer or paying agents in Luxembourg, notice of such change will be published in Luxembourg as set forth in the section entitled “Description of the Notes—Notices” in this Prospectus Supplement.
Replacement of the Notes
     Should any definitive Note be mutilated, lost, stolen or destroyed, it may be replaced on such terms as to evidence and indemnity as the South African government may require. Mutilated Notes must be surrendered before replacement therefor will be issued. Application for replacement may be made only by the registered holder of the Notes and shall be made at the specified office of the Fiscal Agent in The City of New York or the Listing and Paying Agent in Luxembourg set out at the end of this document.
Further Issues
     South Africa may from time to time, without notice to or the consent of the registered holders of the Notes, create and issue further notes ranking equally and ratably with the Notes in all respects (or in all respects except for the payment of interest accruing prior to the issue date of such further notes or except for the first payment of interest following the issue date of such further notes) and so that such further notes shall be consolidated and form a single series with the Notes and shall have the same terms as to status, redemption or otherwise as the Notes, provided that such additional notes do not have, for purposes of United States federal income taxation, a greater amount of original issue discount, if any, than the Notes have as of the date of the issue of such additional notes.
Notices
     So long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, South Africa will publish notices in a daily newspaper of general circulation in Luxembourg (for example, the d’Wort) or on the website of the Luxembourg Stock Exchange at http://www.bourse.lu. If publication in a leading newspaper in Luxembourg is not practicable, South Africa will give notices in another way consistent with the rules of the Luxembourg Stock Exchange. South Africa will also publish all notices in London in the Financial Times and in New York in The Wall Street Journal. Notices shall be deemed to have been given on the date of their publication or, if published more than once on different dates, on the first date on which publication is made.

Luxembourg Paying Agent
     So long as Notes are listed on the regulated market “Marché Officiel” of the Luxembourg Stock Exchange (Bourse de Luxembourg) and the rules of such stock Exchange so require, the Republic will maintain a paying agent in Luxembourg. The Republic has initially appointed Deutsche Bank Luxembourg S.A. to serve as its paying agent in Luxembourg.

GLOBAL CLEARANCE AND SETTLEMENT
     As far as the Republic is aware, the information below has been accurately reproduced and no facts have been omitted which would render the reproduced information inaccurate or misleading. DTC, Euroclear and Clearstream Banking Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream Banking Luxembourg’s performance of their obligations under their rules and procedures; nor will the Republic or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.
Introduction
The Depository Trust Company DTC is:
•	A limited-purpose trust company organized within the meaning of the New York Banking Law;
•	a “banking organization” under the New York Banking Law;
•	a member of the Federal Reserve System;
•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and
•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934, as amended.
     DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the NASDAQ, the American Stock Exchange and the National Association of Securities Dealers, Inc.
     According to DTC, the foregoing information about DTC has been provided to us for informational purposes only and is not a representation, warranty or contract modification of any kind.
Euroclear and Clearstream Banking Luxembourg
     Like DTC, Euroclear and Clearstream Banking Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream Banking Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream Banking Luxembourg participants are financial institutions such as the Underwriters, securities brokers and dealers, banks, trust companies and other organizations. The Underwriters are participants in Euroclear or Clearstream Banking Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream Banking Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream Banking Luxembourg participants.
Ownership of Notes through DTC, Euroclear and Clearstream Banking Luxembourg
     The Republic will issue the Notes in the form of a fully registered book-entry security, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts. You may hold your beneficial interests in the book-entry security through Euroclear or Clearstream Banking Luxembourg, if you are a participant in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream Banking Luxembourg will hold their participants’ beneficial interests in the book-entry security in their customers’ securities accounts with their depositaries.

     These depositaries of Euroclear and Clearstream Banking Luxembourg in turn will hold such interests in their customers’ securities accounts with DTC.
     The Republic and the Fiscal Agent generally will treat the registered holder of the Notes, initially Cede & Co., as the absolute owner of the Notes for all purposes. Once the Republic and the Fiscal Agent make payments to the registered holders, the Republic and the Fiscal Agent will no longer be liable on the Notes for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry security, you must rely on the procedures of the institutions through which you hold your interests in the book-entry security (including DTC, Euroclear, Clearstream Banking Luxembourg, and their participants) to exercise any of the rights granted to the holder of the book-entry security. Under existing industry practice, if you desire to take any action that Cede & Co., as the holder of such book-entry security, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions.
     DTC may grant proxies or authorize its participants (or persons holding beneficial interests in the Notes through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the Fiscal Agency Agreement or the Notes. Euroclear’s or Clearstream Banking Luxembourg’s ability to take actions as a holder under the Notes or the Fiscal Agency Agreement will be limited by the ability of their respective depositaries to carry out such actions for them through DTC. Euroclear and Clearstream Banking Luxembourg will take such actions only in accordance with their respective rules and procedures.
     The Fiscal Agent will not charge you any fees for the Notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed Notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.
     The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the Notes to such purchasers. DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the Notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.
Transfers Within and Between DTC, Euroclear and Clearstream Banking Luxembourg
Trading Between DTC Purchasers and Sellers
     DTC participants will transfer interests in the Notes among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer.
Trading Between Euroclear and/or Clearstream Banking Luxembourg Participants
     Participants in Euroclear and Clearstream Banking Luxembourg will transfer interests in the Notes among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream Banking Luxembourg.
Trading Between a DTC Seller and a Euroclear or Clearstream Banking Luxembourg Purchaser
     When the Notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream Banking Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream Banking Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream Banking Luxembourg will then instruct its depositary to receive the Notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the Notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the Notes to Euroclear or Clearstream Banking Luxembourg, Euroclear or Clearstream Banking Luxembourg will credit the Notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from Euroclear’s or Clearstream Banking Luxembourg’s account will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.
     Participants in Euroclear and Clearstream Banking Luxembourg will need to make funds available to Euroclear or Clearstream Banking Luxembourg in order to pay for the Notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream Banking Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream Banking Luxembourg until the Notes are credited to their accounts one day later.
     As an alternative, if Euroclear or Clearstream Banking Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream Banking Luxembourg to draw on the line of credit to finance settlement for the Notes. Under this procedure, Euroclear or Clearstream Banking Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the Notes were credited to the participant’s account. However, interest on the Notes would accrue from the value date. Therefore, in many cases the interest income on Notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream Banking Luxembourg charges) to each participant.
     Since the settlement will occur during New York business hours, a DTC participant selling an interest in the Notes can use its usual procedures for transferring Notes to the depositaries of Euroclear or Clearstream Banking Luxembourg for the benefit of Euroclear or Clearstream Banking Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.
Trading Between a Euroclear or Clearstream Banking Luxembourg Seller and DTC Purchaser
     Due to time zone differences in their favor, Euroclear and Clearstream Banking Luxembourg participants can use their usual procedures to transfer Notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream Banking Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream Banking Luxembourg will then instruct its depositary to credit the Notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream Banking Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if the settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.
     If the Euroclear or Clearstream Banking Luxembourg participant selling the Notes has a line of credit with Euroclear or Clearstream Banking Luxembourg and elects to be in debit for the Notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.
     Finally, a day trader that uses Euroclear or Clearstream Banking Luxembourg and that purchases Notes from a DTC participant for credit to a Euroclear or Clearstream Banking Luxembourg accountholder should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:
(a)	borrowing through Euroclear or Clearstream Banking Luxembourg for one day (until the purchase side of the day trade is reflected in its Euroclear or Clearstream Banking Luxembourg account) in accordance with the clearing system’s customary procedures;

(b)	borrowing the Notes in the United States from a DTC participant no later than one day prior to settlement, which would give the Notes sufficient time to be reflected in the borrower’s Euroclear or Clearstream Banking Luxembourg account in order to settle the sale side of the trade; or

(c)	staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream Banking Luxembourg accountholder.

TAXATION
South African Taxation
     The following is a summary of certain material South African income tax consequences of the acquisition, ownership and disposition of the Notes. This summary deals only with the tax consequences for initial purchasers of the Notes who will hold the Notes as capital assets and who acquired the Notes at the issue price. This discussion does not cover all aspects of South African income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on the acquisition, ownership or disposition of Notes by particular investors.
Treatment of premium and/or discount as well as coupon interest on the Notes
     To the extent that the Holder acquires the Notes at a discount, i.e. where the issue price of the Notes is less than the principal amount, such discount would be regarded as “interest” for purposes of the South African Income Tax Act, No. 58 of 1962 (the “South African Income Tax Act”).
     Similarly, where the issue price of the Note is greater than the principal amount, the Holder will be considered to have acquired the Note at a premium.
     Section 24J of the South African Income Tax Act requires that the Holder of a Note spread the coupon interest and any premium or discount over the term of the Note using a predetermined rate referred to as the yield to maturity.
     However, under existing South African law all the amounts of “interest” as determined for purposes of section 24J will be exempt from any taxes, levies, imposts, duties, deductions, withholdings or other charges of whatsoever nature imposed, levied, collected, withheld or assessed by the South African government or any political subdivision or taxing authority thereof or therein (all of which are referred to herein as “South African Taxes”) so long as the beneficial owner of the relevant debt security is either:
(1) a natural person who is not a tax resident in South Africa as defined in the South African Income Tax Act, unless:
•	that person caries on business in South Africa through a permanent establishment; or

•	that person was physically present in South Africa for a period exceeding 183 days in aggregate during the relevant year of assessment; or
(2) a company, incorporated association, corporation or other corporate body which is not a resident, as defined in the South African Income Tax Act, which does not carry on business in South Africa through a permanent establishment.
     A company, incorporated association, corporation or other corporate body will be a resident of South Africa if it is incorporated, established or formed in South Africa or if it is effectively managed in South Africa, unless it is considered exclusively a resident of another country for purposes of the application of any agreement entered into between the governments of the Republic of South Africa and that other country for the avoidance of double taxation.
     A natural person will be a tax resident of South Africa if he or she is:
•	ordinarily resident in South Africa, or
•	physically present in South Africa for a period or periods exceeding 91 days in aggregate during the relevant year of assessment, as well as for a period or periods exceeding 91 days in aggregate during each of the preceding five years and for more than 915 days in the aggregate during those five preceding years of assessment, in which case that person will be a resident with effect from the first day of that relevant year of assessment.

Sale or Retirement of the Notes
     If a Holder sells or otherwise disposes of a Note that was held as a capital asset, the Holder will realize a capital gain or loss on the transaction. The capital gain would be equal to the difference between (1) the amount of cash received for such Note, other than the portion of such amount that is properly allocable to accrued interest, which will be treated as a payment of interest for South African income tax purposes to the extent not previously included in income, and (2) the Holder’s “adjusted tax basis” for such Note at the time of sale. Generally, the Holder’s “adjusted tax basis” for the Note will be equal to the price paid for the Note, reduced by any amortizable bond premium deducted with respect to the Note, and increased by any discount with respect to the Note that has previously been taken into income as interest by the Holder.
     However, please note that if the Holder of the Note is not a South African tax resident, the capital gain or loss would not be subject to South African capital gains tax, unless the Notes are attributable to a permanent establishment of the Holder situated in the Republic of South Africa.
Other taxes
     No stamp, transfer or similar taxes or duties will be payable in South Africa by holders of Notes in connection with the issue of the Notes, nor will any of these taxes be payable as a consequence of a subsequent transfer or redemption of the Notes.
Luxembourg Taxation
     The comments below are intended as a basic summary of certain tax consequences in relation to the purchase, ownership and disposition of Notes under Luxembourg law. Persons who are in any doubt as to their tax position should consult a professional tax adviser.
Withholding Tax
Luxembourg non-residents
     Under Luxembourg tax law currently in effect and subject to the application of the Luxembourg laws dated June 21, 2005 (the “Laws”) implementing the European Council Directive 2003/48/EC on the taxation of savings income (the “Savings Directive”) and several agreements concluded between Luxembourg and certain dependent or associated territories of the European Union (the “EU”), there is no withholding tax on payments of interest (including accrued but unpaid interest) made to Luxembourg non-resident holders of Notes. There is also no Luxembourg withholding tax, subject to the application of the Laws, upon repayment of principal or upon redemption, repurchase or exchange of the Notes.
     Under the Savings Directive and several agreements concluded between Luxembourg and certain EU dependent or associated territories, a Luxembourg based paying agent (within the meaning of the Savings Directive) is required commencing July 1, 2005 to withhold tax on interest and other similar income paid by it to (or under certain circumstances, to the benefit of) an individual resident in another Member State or in certain EU dependent or associated territories, unless the beneficiary of the interest payments elects for an exchange of information or the tax certificate procedure. The same regime applies to payments of interest and other similar income made to certain ‘residual entities’ within the meaning of Article 4.2 of the Savings Directive established in a Member State or in certain EU dependent or associated territories (i.e., entities which are not legal persons (the Finnish and Swedish companies listed in Article 4.5 of the Savings Directive are not considered as legal persons for this purpose), whose profits are not taxed under the general arrangements for the business taxation and that are not, or have not opted to be treated as, UCITS recognized in accordance with the Council Directive 85/611/EEC). The withholding tax rate is 20% increasing to 35% as from July 1, 2011. The withholding tax system will only apply during a transitional period, the ending of which depends on the conclusion of certain agreements relating to information exchange with certain third countries.

Luxembourg residents
     A 10% withholding (the “10% Luxembourg Withholding Tax”) tax has been introduced, commencing January 1, 2006 on interest payments made by Luxembourg paying agents (defined in the same way as in the Savings Directive) to Luxembourg individual residents or to certain residual entities that secure interest payments on behalf of such individuals (unless such entities have opted either to be treated as UCITS recognized in accordance with the Council Directive 85/611/EC or for the exchange of information regime). Only interest accrued after July 1, 2005 falls within the scope of this withholding tax. Income (other than interest) from investment funds and from current accounts provided that the interest rate is not higher than 0.75% is exempt from the withholding tax. Furthermore, interest which is accrued once a year on savings accounts (short and long term) and which does not exceed €250 per person and per paying agent is exempt from the withholding tax.
Income Taxation on Principal, Interest, Gains on Sales or Redemption
     Luxembourg non-residents
     Holders of Notes who are non-residents of Luxembourg and who have neither a permanent establishment, a permanent representative, nor a fixed base of business in Luxembourg with which the holding of the Notes is connected, will not be subject to taxes (income taxes and net wealth tax) or duties in Luxembourg with respect to payments of principal or interest (including accrued but unpaid interest), payments received upon redemption, repurchase or exchange of Notes or capital gains realized upon disposal or repayment of the Notes.
     Luxembourg residents
     Holders of Notes will not be deemed to be resident, domiciled or carrying on business in Luxembourg solely by reason of holding, execution, performance, delivery, exchange and/or enforcement of the Notes.
     Pursuant to the Luxembourg law of 23 December 2005 as amended by the law of 17 July 2008, Luxembourg resident individuals, acting in the course of their private wealth, can opt to self-declare and pay a 10% tax (the “10% Tax”) on interest payments made after 31 December 2007 by paying agents (defined in the same way as in the Savings Directive) located in an EU Member State other than Luxembourg, a Member State of the European Economic Area or in a State or territory which has concluded an international agreement directly related to the Savings Directive. The 10% Luxembourg Withholding Tax (see above section “Withholding tax – Luxembourg residents”) or the 10% Tax represents the final tax liability for the Luxembourg individual resident taxpayers receiving the payment in the course of their private wealth. Individual Luxembourg resident holders of Notes receiving the interest as business income must include interest income in their taxable basis; the 10% Luxembourg Withholding Tax levied will then be credited against their final income tax liability.
     Corporate holders of Notes who are tax resident in Luxembourg, or corporate holders of Notes who have a permanent establishment in Luxembourg with which the holding of the Notes is connected, must for income tax purposes include any interest receivable in their taxable income as well as the difference between the sale or redemption price (including accrued but unpaid interest) and the lower of the cost or book value of the Notes sold or redeemed and will be subject to net wealth tax. They will not be liable for any Luxembourg income tax on repayment of principal.
     Luxembourg resident individual holders of Notes are not subject to taxation on capital gains upon the disposition of the Notes, unless the disposition of the Notes precedes the acquisition of the Notes or the Notes are disposed of within six months of the date of acquisition of these Notes. Upon a redemption, repurchase or exchange of the Notes, accrued but unpaid interest will be subject to the 10% Withholding Tax or to the 10% Tax if the Luxembourg resident individuals opt for the 10% Tax. Individual Luxembourg resident holders of Notes receiving the interest as business income must however include the portion of the redemption price corresponding to accrued but unpaid interest in their taxable income. The 10% Luxembourg Withholding Tax levied will be credited against their final income tax liability.

     Luxembourg resident corporate holders of Notes which are companies benefiting from a special tax regime (such as holding companies subject to the law of July 31, 1929 as repealed, to the Law of 11 May 2007 on family estate management companies and undertakings for collective investment subject to the law of December 20, 2002 or February 13, 2007) are tax exempt entities in Luxembourg, and are thus not subject to any Luxembourg tax (i.e., corporate income tax, municipal business tax and net wealth tax).
Other taxes
     No stamp, value, issue, registration, transfer or similar taxes or duties will be payable in Luxembourg by holders of Notes in connection with the issue of the Notes, nor will any of these taxes be payable as a consequence of a subsequent transfer or redemption of the Notes.
     There is no Luxembourg value added tax payable in respect of payments in consideration for the issuance of the Notes or in respect of the payment of interest or principal under the Notes or the transfer of the Notes. Luxembourg value added tax may, however, be payable in respect of fees charged for certain services rendered to South Africa, if for Luxembourg value added tax purposes such services are rendered or are deemed to be rendered in Luxembourg and an exemption from Luxembourg value added tax does not apply with respect to such services.
     Holders of Notes not permanently resident in Luxembourg at the time of death will not be subject to inheritance or other similar taxes in Luxembourg in respect of the Notes.
United States Taxation
     The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes. This summary deals only with initial purchasers of Notes at the issue price that will hold the Notes as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Notes by particular investors, and does not address state, local, foreign or other tax laws. This summary also does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the Notes as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).
     As used herein, the term “U.S. Holder” means a beneficial owner of Notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes. The term “Non-U.S. Holder” means a beneficial owner of Notes that is, for United States federal income tax purposes, (i) a non-resident alien individual, (ii) a corporation not created or organized under the laws of the United States or any State thereof, (iii) a foreign estate or trust, or (iv) a partnership all of whose partners are Non-U.S. Holders.
     The U.S. federal income tax treatment of a partner in a partnership that holds Notes will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisers concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of Notes by the partnership.
     The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect.
U.S. Holders
Payments of Interest
     Interest on a Note will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for tax purposes. Interest paid on the Notes constitutes income from sources outside the United States. Prospective purchasers should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules to income attributable to the Notes.
Sale and Retirement of the Notes
     A U.S. Holder will generally recognize gain or loss on the sale or retirement of a Note equal to the difference between the amount realized on the sale or retirement and the tax basis of the Note. A U.S. Holder’s tax basis in a Note will generally be its U.S. dollar cost, reduced by any amortized premium (as discussed below). The amount realized does not include the amount attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income. Gain or loss recognized by a U.S. Holder on the sale or retirement of a Note will be capital gain or loss and will be long-term capital gain or loss if the Note was held by the U.S. Holder for more than one year. Gain or loss realized by a U.S. Holder on the sale or retirement of a Note generally will be U.S. source.
Notes Purchased at a Premium
     A U.S. Holder that purchases a Note for an amount in excess of its principal amount may elect to treat the excess as “amortizable bond premium,” in which case the amount of interest on the Note required to be included in the U.S. Holder’s income each year will be reduced by the amount of amortizable bond premium allocable (based on the Note’s yield to maturity) to that year. The amount of amortizable bond premium for each taxable year is the sum of the daily portions of bond premium with respect to the Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the Note. The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the bond premium allocable to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year; and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period. The amount of bond premium allocable to an accrual period equals the excess of (a) the sum of the payments of interest on the Note allocable to the accrual period over (b) the product of the Note’s adjusted acquisition price at the beginning of the accrual period and the Note’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). The “adjusted acquisition price” of a Note at the beginning of any accrual period is the U.S. Holder’s purchase price for the Note, decreased by the amount of bond premium for each prior accrual period. Any election to amortize bond premium applies to all bonds (other than bonds the interest on which is excludible from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the U.S. Internal Revenue Service.
Backup Withholding and Information Reporting
     Payments of principal and interest on, and the proceeds of sale or other disposition of Notes by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations), are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.
Non-U.S. Holders
     Under United States federal income tax law as currently in effect, a Non-U.S. Holder will not be subject to United States federal income taxes, including withholding taxes, on payments of interest on the Notes, unless the interest income is effectively connected with the conduct of a trade or business within the United States. Further, any gain realized on any sale or exchange of the Notes by a Non-U.S. Holder will not be subject to United States federal income tax, including withholding tax, unless (i) the gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale, and either (A) the gain or income is attributable to an office or other fixed place of business maintained in the United States by the holder or (B) the holder has a tax home in the United States.
     The fiscal agent will be required to file information returns with the IRS with respect to payments made to certain United States persons on the Notes. In addition, certain United States persons may be subject to United States backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to the fiscal agent, and may also be subject to information reporting and backup withholding requirements with respect to proceeds from a sale of the Notes. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not United States persons in order to avoid the application of these information reporting requirements and backup withholding tax.
     A Note held by an individual holder who at the time of death is a nonresident alien will not be subject to United States federal estate tax.

UNDERWRITING
     Subject to the terms and conditions set forth in a Pricing Agreement, dated March 2, 2010, South Africa has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally and not jointly agreed to purchase, the principal amount of the Notes set forth opposite its name below. Under the terms and conditions of the Pricing Agreement, the Underwriters are committed to take and pay for all of the Notes, if any are taken.

	Principal
Underwriters	Amount of Notes
Deutsche Bank Securities Inc.	US$	900,000,000
Standard Bank Plc	US$	900,000,000
Nedbank Capital, a division of Nedbank Limited	US$	200,000,000

Total	US$	2,000,000,000

     The Notes are offered for sale in those jurisdictions in the United States of America and Europe where it is legal to make such offers.
     The Underwriters propose to offer the Notes initially at the public offering price on the cover page of this Prospectus Supplement and may offer the Notes to securities dealers at that price less a selling concession of 0.15% of the principal amount of the Notes. After the initial public offering of the Notes, the Underwriters may change the public offering price and concession and discount to broker/dealers.
     Each of the Underwriters has agreed that it has not offered, sold or delivered, and it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this Prospectus Supplement or the Prospectus or any other offering material relating to the Notes, in or from any jurisdiction outside the United States except under circumstances that will to the best knowledge and belief of such Underwriter result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on South Africa except as set forth in the Pricing Agreement.
     Standard Bank Plc, Nedbank Capital, a division of Nedbank Limited and Quartile Capital are not broker-dealers registered with the SEC and therefore may not make sales of any securities in the United States or to U.S. persons except in compliance with applicable U.S. laws and regulations. To the extent that Standard Bank Plc intends to effect any sales of the Notes in the United States, Standard Bank Plc will do so only through Standard New York Securities, Inc., its selling agent, or one or more U.S. registered broker-dealers or otherwise as permitted by applicable U.S. law.
     The Underwriters acknowledge that the Notes constitute controlled securities as defined in the South African Exchange Control Regulations, 1961 (as amended), and as such may not be acquired by any person who is a resident of South Africa except in accordance with such Regulations and the directives or authorities issued or granted by the Exchange Control Department of the South African Reserve Bank in respect of the Regulations from time to time.
     The Notes are being offered for sale in jurisdictions in the United States and outside the United States where it is legal to make such offers. The Underwriters have agreed that they will not offer or sell the Notes, or distribute or publish any document or information relating to the Notes, in any jurisdiction without complying with the applicable laws and regulations of that jurisdiction. See “Jurisdictional Restrictions”. In particular, offers and sales of the Notes in the United States will be effected only by or through U.S. registered broker-dealers.
     In connection with the issue of the Notes, the Underwriters or any person acting for the Underwriters may over-allot or (provided that the aggregate principal amount of Notes allotted does not exceed 105 per cent. of the aggregate principal amount of the Notes) effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However there is no assurance that the Underwriters (or any person acting on behalf of the Underwriters) will undertake such stabilizing action. Any stabilizing action may begin on or after the date on which adequate public disclosure of the terms of the offer of the Notes is made and, if begun, may be ended at any time, but it must end at no later than the earlier of 30 days after the issue of the Notes and 60 days after the date of allotment of the Notes.
     South Africa has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.
     Certain of the Underwriters from time to time have performed various investment and commercial banking and advisory services for South Africa for which they have received customary fees and expenses. The Underwriters may engage in transactions with and perform services for South Africa in the ordinary course of their business.
     South Africa estimates that its total expenses for this offering, excluding fees and commissions, will be approximately US$400,000, including registration fees previously paid. South Africa estimates that its total expenses for this offering, including fees and commissions will be approximately US$3,400,000.

JURISDICTIONAL RESTRICTIONS
     The distribution of the offering materials and the transactions contemplated by the offering materials may be restricted by law in certain jurisdictions. Persons into whose possession the offering materials come are required by the Republic to inform themselves of and to observe any of these restrictions.
     The offering materials do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make an offer or solicitation.
     In any jurisdiction in which the offering is required to be made by a licensed broker or dealer and in which an Underwriter, or any affiliate of an Underwriter is so licensed, it shall be deemed to be made by such Underwriter or such affiliate on behalf of the Republic.
Canada
Information for Canadian Investors
     No securities commission or similar authority in Canada has reviewed or in any way passed upon this Prospectus Supplement or the accompanying Prospectus or the merits of the securities described herein and any representation to the contrary is an offence.
Representations of Purchasers
     The Notes are being offered in Canada only in the provinces of Ontario and Quebec.
     Each Canadian investor who purchases Notes will be deemed to have represented to the Republic or any dealer who sells Notes to such purchaser that: (a) the offer and sale of the Notes was made exclusively through this Prospectus Supplement to the Prospectus and was not made through an advertisement of the Notes in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (b) such purchaser has reviewed and acknowledges the terms referred to below under “Resale Restrictions”; (c) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (d) such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is entitled under applicable Canadian securities laws to purchase such Notes without the benefit of a Prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (i) in the case of a purchaser resident in Quebec, such purchaser is an “accredited investor” as defined in section 1.1 of National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”) and without the dealer having to be registered, (ii) in the case of a purchaser resident in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent (1) is an “accredited investor”, other than an individual, as defined in NI 45-106, and is a person to which a dealer registered as an international dealer in Ontario may sell Notes or (2) is an “accredited investor”, including an individual, as defined in NI 45-106 and is purchasing Notes from a registered investment dealer within the meaning of section 98 of the Regulation to the Securities Act (Ontario).
     In addition, each purchaser of Notes resident in Ontario who receives a purchase confirmation, by the purchaser’s receipt thereof, will be deemed to have represented to the Republic the dealer from whom such purchase confirmation was received, that such purchaser: (a) has been notified by the Republic (i) that the Republic is required to provide information (“personal information’”) pertaining to the purchaser as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number and the number and value of any Notes purchased), which Form 45-106F1 is required to be filed by the Republic under NI 45-106; (ii) that such personal information will be delivered to the Ontario Securities Commission (the “OSC”) in accordance with NI 45-106; (iii) that such personal information is being collected indirectly by the OSC under the authority granted to it under the securities legislation of Ontario; (iv) that such personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and (iv) that the public official in Ontario who can answer questions about the OSC’s indirect collection of such personal information is the Administrative Assistant to the

Director of Corporate Finance at the OSC, Suite 1903, Box 5520 Queen Street West, Toronto, Ontario M5H 3S8, Telephone: (416) 593-8086; and (b) by purchasing Notes, such purchaser has authorized the indirect collection of the personal information by the OSC. Further, the purchaser acknowledges that its name, address, telephone number and other specified information, including the number of Notes it has purchased and the aggregate purchase price to the purchaser, may be disclosed to other Canadian securities regulatory authorities and may become available to the public in accordance with the requirements of applicable laws. By purchasing the Notes, the purchaser consents to the disclosure of such information.
Resale Restrictions
     The distribution of the Notes in Canada is being made on a private placement basis only and is exempt from the requirement that the Republic prepare and file a Prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the Notes must be made in accordance with applicable securities laws which may require resales to be made in accordance with exemptions from registration and Prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the Notes. Canadian investors should also refer to the restrictions listed hereunder for additional restrictions on resales under securities laws applicable to holders of the Notes.
     The Republic is not a “reporting issuer”, as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada in which the Notes will be offered. Under no circumstances will the Republic be required to file a Prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Notes to the public in any province or territory of Canada. Canadian investors are advised that the Republic currently does not intend to file a Prospectus or similar document with any securities regulatory authority in Canada qualifying the resale of the Notes to the public in any province or territory of Canada.
Taxation and Eligibility for Investment
     Any discussion of taxation and related matters contained in this Prospectus Supplement to the Prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Notes. Canadian investors should consult their own legal and tax advisers with respect to the tax consequences of an investment in the Notes in their particular circumstances and with respect to the eligibility of the Notes for investment by such investor under relevant Canadian legislation and regulations.
     Canadian investors should consult with their own legal and tax advisers regarding the Canadian federal income tax consequences of an investment in the Notes and should refer to “Taxation” contained in this Prospectus Supplement to the Prospectus for additional general information.
Rights of Action for Damages or Rescission
     Securities legislation in certain of the Canadian private placement provinces provides purchasers of securities pursuant to this Prospectus Supplement and the accompanying Prospectus with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where this Prospectus Supplement and the accompanying Prospectus and any amendment to it contains a “Misrepresentation”. Where used herein, “Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make any statement not misleading in light of the circumstances in which it was made. These remedies, or notice with respect these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed by applicable securities legislation.
Ontario
     Section 130.1 of the Securities Act (Ontario) provides that every purchaser of securities pursuant to an offering memorandum (such as this Prospectus Supplement and the accompanying Prospectus) shall have a statutory right of action for damages or rescission against the issuer and any selling security holder in the event that the offering memorandum contains a Misrepresentation. A purchaser who purchases securities offered by the offering memorandum during the period of distribution has, without regard to whether the purchaser relied upon the Misrepresentation, a right of action for damages or, alternatively, while still the owner of the securities, for rescission against the issuer and any selling security holder provided that:
(a)	if the purchaser exercises its right of rescission, it shall cease to have a right of action for damages as against the issuer and the selling security holders, if any;

(b)	the issuer and the selling security holders, if any, will not be liable if they prove that the purchaser purchased the securities with knowledge of the Misrepresentation;

(c)	the issuer and the selling security holders, if any, will not be liable for all or any portion of damages that it proves do not represent the depreciation in value of the securities as a result of the Misrepresentation relied upon; and

(d)	in no case shall the amount recoverable exceed the price at which the securities were offered.
     Section 138 of the Securities Act (Ontario) provides that no action shall be commenced to enforce these rights more than:
(a)	in the case of an action for rescission, 180 days from the day of the transaction that gave rise to the cause of action; or

(b)	in the case of an action for damages, the earlier of:
(i)	180 days from the day that the purchaser first had knowledge of the facts giving rise to the cause of action; or

(ii)	three years from the day of the transaction that gave rise to the cause of action.
     The rights referred to in section 130.1 of the Securities Act (Ontario) do not apply in respect of an offering memorandum (such as this Prospectus Supplement to the Prospectus) delivered to a prospective purchaser in connection with a distribution made in reliance on the exemption from the Prospectus requirement in section 2.3 of National Instrument 45-106 (the “accredited investor” exemption) if the prospective purchaser is:
(a)	a Canadian financial institution or a Schedule III bank,

(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada), or

(c)	a subsidiary of any person referred to in paragraphs (a) and (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary.
Language of Documents
     By its receipt of this document, each Canadian investor confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la reception de ce document, chaque investisseur canadien confirme par les presentes qu’il a expressement exige que tous les documents faisant foi ou se rapportant de quelque maniere que ce soit a la vente des valeurs mobilieres decrites aux presentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rediges en anglais seulement.
France
     Each of the Underwriters has represented and agreed that it has not offered or sold and will not offer or sell, directly or indirectly, any of the Notes to the public in France and it has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, the Base Prospectus and Prospectus Supplement or any other offering material relating to the Notes and such offers, sales and distributions have been and will be made in France only to (a) persons providing investment services relating to portfolio management for the account of third parties, and/or (b) qualified investors (investisseurs qualifiés), as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier.
Germany
Each of the Underwriters has represented and agreed that it has not offered or sold and that it will not offer or sell the Notes in the Federal Republic of Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in the Federal Republic of Germany governing the issue, sale and offering of securities.
Guernsey
     The Notes may not be offered, sold, transferred or delivered in the Bailiwick or Guernsey as part of their initial distribution or at any time thereafter, directly or indirectly, other than to persons who hold a license under the Protection of Investors (Bailiwick of Guernsey) Law, 1987; the Insurance Business (Bailiwick of Guernsey) Law, 2002; the Banking Supervision (Bailiwick of Guernsey) Law, 1994 or the Regulation of Fiduciaries, Administration Businesses and Company Directors, etc (Bailiwick of Guernsey) Law, 2000.
Hong Kong
     Each of the Underwriters has represented and agreed that it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance of Hong Kong and any rules made under that Ordinance.
Italy
     The offering of the Notes has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, each Underwriter has represented and agreed that it has not offered, sold or distributed, and will not offer, sell or distribute any Notes or any copy of the Base Prospectus or this Prospectus Supplement or any other offer document in the Republic of Italy (“Italy”) except:
     (a) to qualified investors (investitori qualificati), pursuant to Article 100 of Legislative Decree no. 58 of 24 February 1998 (the “Consolidated Financial Services Act”) and Article 34-ter, paragraph 1, letter (b) of CONSOB regulation No. 11971 of 14 May 1999 (the “CONSOB Regulation”), all as amended; or
     (b) in any other circumstances where an express exemption from compliance with the restrictions on offers to the public applies, as provided under Article 100 of the Consolidated Financial Services Act and Article 34-ter of the CONSOB Regulation,.
     Moreover, and subject to the foregoing, any offer, sale or delivery of the Notes or distribution of copies of the Base Prospectus or this Prospectus Supplement or any other document relating to the Notes in Italy under (a) or (b) above must be:
     (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Consolidated Financial Services Act, Legislative Decree No. 385 of 1 September 1993 (the “Banking Act”), CONSOB Regulation No. 16190 of 29 October 2007, all as amended;
     (ii) in compliance with Article 129 of the Banking Act and the implementing guidelines, pursuant to which the Bank of Italy may request information on the offering or issue of securities in Italy; and
     (iii) in compliance with any securities, tax, exchange control and any other applicable laws and regulations, including any limitation or requirement which may be imposed from time to time, inter alia, by CONSOB or the Bank of Italy.

     This Prospectus Supplement and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third-party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its contents.
Singapore
     Each Underwriter has acknowledged that this Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Underwriter has represented and agreed that it has not offered or sold any Notes or caused such Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell such Notes or cause such Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this Prospectus Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
     Where Notes are subscribed or purchased under Section 275 by a relevant person which is:
(a)	a corporation (which is not an accredited investor) (as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within 6 months after that corporation or that trust has acquired the Notes pursuant to an offer made under Section 275 except:
(i)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such securities of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(ii)	where no consideration is or will be given for the transfer; or

(iii)	where the transfer is by operation of law.
Republic of South Africa
     South African residents are subject to exchange controls and are obliged, in connection with any issue of Notes, to comply with the exchange control regulations promulgated by the South African Reserve Bank from time to time.
United Kingdom
     Each of the Underwriters has represented and agreed that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.
     Purchasers may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth above.

LEGAL MATTERS
     Certain legal matters will be passed upon for the Republic by the Chief Law Adviser of the Republic of South Africa. The validity of the Notes will be passed upon for the Underwriters by Linklaters LLP, counsel to the Underwriters. All statements in this Prospectus Supplement with respect to matters of South African law have been passed upon for the Republic by the Chief State Law Adviser, and for the Underwriters by Edward Nathan Sonnenbergs Inc. In rendering their opinions, Linklaters LLP will rely as to all matters of South African law upon Edward Nathan Sonnenbergs Inc.

GENERAL INFORMATION
     The Notes have been accepted for clearance and settlement through DTC, Euroclear and Clearstream Banking Luxembourg (CUSIP number 836205AN4, ISIN number US836205AN45, Common Code 049339453). The address of DTC is 55 Water Street, New York, NY 10041-0099, United States of America. The address of Euroclear is Boulevard du Roi Albert II, B — 1210 Brussels. The address of Clearstream Banking Luxembourg is 42 Avenue JF Kennedy L-1855 Luxembourg.
     The issue and sale of the Notes have been authorized by the Minister of Finance of the Republic of South Africa by virtue of a certificate of authorization pursuant to the authority conferred upon him by Sections 66(2)(a), 71 and 72 of the Public Finance Management Act, No. 1 of 1999 (as amended by the Public Finance Management Amendment Act, No. 29 of 1999), of the Republic of South Africa. Information included in this Prospectus Supplement that is identified as being derived from a publication of, or supplied by, the South African government or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the South African government.
     Save as disclosed herein, in the Prospectus, Annual Report and Amendment No. 1 to the Annual Report, since March 31, 2009 there has been no significant change to South Africa’s tax and budgetary systems, gross public debt, foreign trade and balance of payment figures, foreign exchange reserves, financial position or income and expenditure figures which is material in the context of the issue of the Notes.
     Save as disclosed herein, in the Prospectus, Annual Report and Amendment No. 1 to the Annual Report, South Africa is not involved in any litigation, arbitration or administrative proceedings which are material in the context of the issue of the Notes nor, so far as South Africa is aware, are any such litigation, arbitration or administrative proceedings involving it pending or threatened.
     Save as disclosed herein, there have been no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which South Africa is aware) during the 12 months preceding the date of this Prospectus Supplement which may have or have had in the recent past significant effects, in the context of the issue of the Notes, or South Africa and its financial position.
     South Africa has appointed Deutsche Bank Luxembourg S.A. as the Luxembourg Listing Agent, as the intermediary between South Africa and the holders of the Notes and as the Luxembourg Transfer and Paying Agent, and, for so long as the Notes are listed on the Luxembourg Stock Exchange so long as the rules of the Luxembourg Stock Exchange so require, South Africa will maintain a listing agent, transfer agent and paying agent in Luxembourg. In the event of an issuance of definitive certificates, Deutsche Bank Luxembourg S.A., as Luxembourg Transfer and Paying Agent, will make payments of principal and interest and register transfers in the manner described in the section entitled “Description of Notes—Definitive Notes” in this Prospectus Supplement.
     Copies of the following documents will be available for inspection during usual business hours at the specified office of the Luxembourg Listing Agent: (a) the Amended and Restated Fiscal Agency Agreement (which will contain the form of the Global Notes) and (b) the authorization of the Minister of Finance of the Republic of South Africa pursuant to the Public Finance Management Act, No. 1 of 1999 (as amended by the Public Finance Management Amendment Act, No. 29 of 1999), authorizing the issue and sale of the Notes. In addition, copies of the Annual Report, Amendment No. 1 to the Annual Report and copies of the Republic’s National Budgets will be available in English, free of charge, at the specified office of the Luxembourg Listing Agent for so long as the Notes are outstanding or listed on the Luxembourg Stock Exchange. The Listing Prospectus Supplement and the documents incorporated by reference hereto will be available to view on the website of the Luxembourg Stock Exchange (http://www.bourse.lu) once the Notes have been listed and admitted to trading.
     South African counsel has advised that under laws and regulations relating to sovereign immunity in force at the date hereof, the irrevocable submission of South Africa pursuant to the Pricing Agreement and the Amended and Restated Fiscal Agency Agreement to the jurisdiction of any State or Federal court in The City of New York and the waivers by South Africa of any objection to the venue of a proceeding in any such court and of any immunity to jurisdiction to which it may otherwise be entitled or to any right to which it may be entitled based upon place of residence or domicile, are legal, valid and binding. Any judgment obtained in any State or Federal court in The City of New York arising out of or in relation to the obligations of South Africa under the Pricing Agreement and the Amended and Restated Fiscal Agency Agreement will be enforceable against South Africa in the courts of the Republic of South Africa without re-examination of the merits. Notwithstanding the foregoing, under the State Liability Act 20 of 1957 (the “State Liability Act”), no execution, attachment or like process shall be issued against South Africa or any property of South Africa. The State Liability Act requires that the amount, if any, which may be required to satisfy any judgment or order given or made against South Africa may be paid out of the National Revenue Fund. Accordingly, holders of Notes will only be entitled to enforce a judgment against South Africa or its property in South Africa by claiming against the National Revenue Fund.
     The Auditor General of South Africa serves as the external auditor of all national and provincial state departments and municipalities, subject only to the Constitution and the laws of South Africa. The Auditor General submits audit reports on the accounts, financial statements, financial management and the consolidated financial statements of all national and provincial state departments and municipalities to any legislature that has a direct interest in the audit.

DOCUMENTS INCORPORATED BY REFERENCE
     The table below sets out the page references containing the information incorporated by reference, as required by Article 11 of Directive 2003/7 I/EC, from (i) the Annual Report on Form 18-K for the Republic (for the purposes of this section, the “Issuer”) for the fiscal year ended March 31, 2009 filed with the Commission on December 7, 2009 and provided to the Luxembourg Stock Exchange, which contains the economic, financial and statistical information for fiscal years ended March 31, 2009, March 31, 2008, March 31, 2007, March 31, 2006 and March 31, 2005, and the six month period ended June 30, 2009, and (ii) the Amendment to the Annual Report on Form 18-K/A, filed with the Commission on March 1, 2010 and provided to the Luxembourg Stock Exchange (“Amendment No.1”).
     For purposes of Commission Regulation (EC) No. 809/2004, any information not listed in the table below but included in the documents incorporated by reference is given for information purposes only.

Annual Report on Form 18-K for 2009 and Amendment No. 1 to
EC No. 809/2004 Item	the Annual Report
Annex XVI, 3.1: Issuer’s position within the governmental framework	“Republic of South Africa — Government and Political Parties” on page 7 of Exhibit 99.D (Description of the Republic of South Africa) to the Annual Report

Annex XVI, 3.2: Geographic location and legal form of the issuer	“Republic of South Africa — Area and Population” on page 7 of Exhibit 99.D (Description of the Republic of South Africa) to the Annual Report

Annex XVI, 3.4(a): Structure of the issuer’s economy	“The South African Economy” on pages 25 to 58 of Exhibit 99.D (Description of the Republic of South Africa) to the Annual Report

Annex XVI, 3.4(b): Gross domestic product	“Summary Information — The Economy” on page 1 and 2 of Exhibit 99.D (Description of the Republic of South Africa) to the Annual Report; “Republic of South Africa — 2010 Budget Review — Economic Policy and Outlook” on pages 17 to 36 of Exhibit 99.F (Budget Review) to Amendment No. 1; “Quarterly Economic Review — Domestic economic developments — Domestic output” on pages 4 to 7 of Exhibit 99.E (December Quarterly Bulletin) to Amendment No. 1

Annex XVI, 3.5 South Africa’s political system and government	“Republic of South Africa — Government and Political Parties” on pages 7 to 11 of Exhibit 99.D (Description of the Republic of South Africa) to the Annual Report

Annex XVI, 4(a): Tax and budgetary systems of the issuer	“Public Finance — The National Budget Process” on pages 90 to 91 of Exhibit 99.D (Description of the Republic of South Africa) to the Annual Report

Annex XVI, 4(b) Gross public debt of the issuer	“Tables and Supplementary Information” on pages 112 to 118 of Exhibit 99.D (Description of the Republic of South Africa) to the Annual Report; “Republic of South Africa — 2010 Budget Review — Asset and liability management” on pages 83 to 100 of Exhibit 99.F (Budget Review) to Amendment No. 1; and “Quarterly Economic Review — Public finance” on pages 51 to 59 of Exhibit 99.E (December Quarterly Bulletin) to Amendment No. 1

Annual Report on Form 18-K for 2009 and Amendment No. 1 to
EC No. 809/2004 Item	the Annual Report
Annex XVI,4(c) Foreign Trade balance and balance of payments	“The External Sector of the Economy — Foreign Trade” on pages 76 to 80 of Exhibit 99.D (Description of the Republic of South Africa) to the Annual Report; “Republic of South Africa — 2010 Budget Review — Economic policy and outlook — Balance of payments” on pages 24 to 27 of Exhibit 99.F (Budget Review) to Amendment No. 1; “Quarterly Economic Review — Foreign trade and payments” on pages 23 to 33 and “Quarterly Economic Review — Foreign trade and payments — International economic developments” on pages 23 to 24 of Exhibit 99.E (December Quarterly Bulletin) to Amendment No. 1

Annex XVI, 4(d) Foreign exchange reserves	“The External Sector of the Economy — Reserves and Exchange Rates” on page 85 to 86 of Exhibit 99.D (Description of the Republic of South Africa) to the Annual Report; “Quarterly Economic Review — Foreign trade and payments — International economic developments” on pages 23 to 24 of Exhibit 99. E (December Quarterly Bulletin) to Amendment No. 1

Annex XVI, 4(e): Financial position and resources	“National Government Debt — Total Debt of the National Government” on page 107 of Exhibit 99.D (Description of the Republic of South Africa) to the Annual Report; “Republic of South Africa — 2010 Budget Review — Overview of the 2010 Budget” on pages 12 to 16 of Exhibit 99.F (Budget Review) to Amendment No. 1; “Quarterly Economic Review — Domestic economic developments” on pages 4 to 22 and “Quarterly Economic Review — Foreign trade and payments” on pages 23 to 33 of Exhibit 99.E (December Quarterly Bulletin) to Amendment No. 1

Annex XVI, 4(f): Income and expenditure figures	“Public Finance — Consolidated Government Revenue” on pages 99 to 100 of Exhibit 99.D (Description of the Republic of South Africa) to the Annual Report; “Republic of South Africa — 2010 Budget Review — Overview of the 2010 Budget” on pages 12 to 16 of Exhibit 99.F (Budget Review) to Amendment No. 1; “Quarterly Economic Review — Domestic economic developments” on pages 4 to 22 and “Quarterly Economic Review — Foreign trade and payments” on pages 23 to 33 of Exhibit 99.E (December Quarterly Bulletin) to Amendment No. 1

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PROSPECTUS
Republic of South Africa
Debt Securities
and/or
Warrants to Purchase Debt Securities
     By this prospectus, the Republic of South Africa may offer debt securities and/or warrants to purchase debt securities with a maximum aggregate principal amount of up to US$7,000,000,000 (or the equivalent in other currencies or composite currencies).
     The Republic of South Africa may offer from time to time as separate issues one or more series of unsecured debt securities or warrants to purchase debt securities which will rank equally with its present and future unsecured and unsubordinated general obligations for moneys borrowed. The Republic of South Africa may offer debt securities in exchange for other debt securities or that are convertible into new debt securities.
     The Republic of South Africa will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus, or into any prospectus supplement carefully before you make any decision to invest in the debt securities or warrants to purchase debt securities. This prospectus may not be used to make offers or sales of debt securities or warrants to purchase debt securities unless accompanied by a prospectus supplement.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus is December 18, 2009.

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that the Republic of South Africa filed with the Securities and Exchange Commission under a “shelf” registration process. Under this shelf process the Republic of South Africa may sell, from time to time, any of the debt securities or warrants described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of $7,000,000,000. This prospectus provides you with a general description of the debt securities and warrants the Republic of South Africa may offer under this shelf process. Each time the Republic of South Africa sells securities under this shelf process, it will provide a prospectus supplement that will contain updated information about the Republic of South Africa, if necessary, and specific information about the terms of that offering.
     Any information contained in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply. You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement.
FORWARD-LOOKING STATEMENTS
     This prospectus, any prospectus supplement and the documents incorporated by reference in this prospectus and any prospectus supplement may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933. Statements that are not historical facts, including statements with respect to certain of the expectations, plans and objectives of the Republic of South Africa and the economic, monetary and financial conditions of the Republic of South Africa, are forward-looking in nature. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date that they are made, and the Republic of South Africa undertakes no obligation to publicly update any of them in light of new information or future events.
     Forward-looking statements involve inherent risks and uncertainties. The Republic of South Africa cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:
•	external factors, such as interest rates in financial markets outside the Republic of South Africa and social and economic conditions in the Republic of South Africa’s neighbors and major export markets;

•	internal factors, such as general economic and business conditions in the Republic of South Africa, present and future exchange rates of the Rand, foreign currency reserves, the ability of the South African government to enact key reforms, the level of domestic debt, domestic inflation, the level of foreign direct and portfolio investment and the level of South African domestic interest rates.

INCORPORATION OF CERTAIN
DOCUMENTS BY REFERENCE
     The Republic of South Africa files Annual Reports on Form 18-K with the Securities and Exchange Commission on a voluntary basis. The Republic’s Annual Report on Form 18-K for the fiscal year ended March 31, 2009 filed with the Commission on December 7, 2009, is hereby incorporated by reference into this prospectus and any accompanying prospectus supplement. Each Annual Report on Form 18-K (including all exhibits to the Annual Report) and any amendments to the Form 18-K on Form 18-K/A (including all exhibits) filed with the Commission by the Republic on or subsequent to the date of this prospectus and prior to the termination of any offering of the debt securities and/or warrants to purchase debt securities will be deemed to be incorporated by reference into this prospectus and into any accompanying prospectus supplement and to be a part of this prospectus and of any prospectus supplement from the date of the filing of the Form 18-K or Form 18-K/A and will supersede and replace any prior Form 18-K. As used in this prospectus, the term “Annual Report” will refer to any Form 18-K incorporated in this prospectus not superseded or replaced by operation of the preceding sentence.
     Any statement in this prospectus or contained in a document that is incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus or any accompanying prospectus supplement to the extent that a statement contained in the accompanying prospectus supplement or in any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement modified or superseded will not be deemed, except as modified or superseded by a document incorporated by reference into this prospectus, to constitute a part of this prospectus or any accompanying prospectus supplement.
     Any person receiving a copy of this prospectus may obtain, without charge, upon request, a copy of any of the documents incorporated by reference into this prospectus, except for the exhibits to documents incorporated by reference into this prospectus (other than exhibits expressly incorporated by reference into those documents). Requests for documents incorporated by reference into this prospectus should be directed to the Ambassador of the Republic of South Africa, Embassy of the Republic of South Africa, 3051 Massachusetts Avenue, N.W., Washington, D.C. 20008.
USE OF PROCEEDS
     Unless otherwise specified in an applicable prospectus supplement, the net proceeds from the sale of the debt securities and/or warrants to purchase debt securities will be used for the general purposes of the South African government. South Africa may also issue securities in exchange for any of its outstanding securities.
DESCRIPTION OF DEBT SECURITIES
     The following description sets forth certain general terms and provisions common to all series of the debt securities and the amended and restated fiscal agency agreement (copies of which are or will be filed as exhibits to the registration statement). This summary does not purport to be complete and is qualified in its entirety by reference to these exhibits and all provisions of the amended and restated fiscal agency agreement and the debt securities.

General
     The South African government may issue one or more series of debt securities as it chooses to authorize.
     The accompanying prospectus supplement will describe the following terms of the debt securities:
•	the title;

•	the price or prices at which we will issue the debt securities;

•	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

•	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

•	the date or dates on which principal and interest will be payable;

•	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, the record dates for payment of interest and interest payment dates;

•	the place or places where principal and interest payments will be made;

•	the time and price limitations on redemption of the debt securities;

•	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

•	whether the debt securities will be in bearer form (which may or may not be registrable as to principal) with interest coupons, if any, or in fully registered form, or both, and restrictions on the exchange of one form for another;

•	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which these amounts will be determined;

•	whether and under what circumstances the South African government will issue the debt securities as global debt securities;

•	whether the debt securities will be designated to be collective action securities (as described below in “Collective Action Securities”); and

•	any other specific terms of the debt securities.
     Any debt securities offered by the South African government that are exchangeable for other debt securities or for equity securities of entities owned by South Africa will be described in the prospectus supplement relating to such debt securities. Any special United States federal income tax and other considerations applicable to any debt securities (i) issued with original issue discount, (ii) denominated in a currency other than the U.S. dollar or (iii) payments on which are determined by reference to any index also will be described in the prospectus supplement relating to such debt securities.
     There will be a fiscal agent or agents for the South African government in connection with the debt securities whose duties will be governed by the amended and restated fiscal agency agreement. The South African government will appoint a fiscal agent for each series of debt securities, which may or may not be the same fiscal agent. So long as no conflict of interest arises, the fiscal agent may engage or be interested in any financial or other transaction with the South African government. The fiscal agent is the agent of the South African government. The fiscal agent is not a trustee for the holders of debt securities and does not have a trustee’s responsibilities or duties to act for the holders of debt securities.

     The South African government may issue debt securities that bear no interest or interest at a rate which at the time of issuance is below market rates to be sold at a substantial discount below their stated principal amount. Special considerations applicable to any debt securities sold at a discount will be described in the prospectus supplement relating to the debt securities.
     The South African government will make payments of principal of (and premium, if any) and interest on the debt securities at the place or places and in the currency or currencies it designates and sets forth in the applicable prospectus supplement. Unless otherwise set forth in the applicable prospectus supplement, interest on fully registered debt securities will be paid by check mailed to the persons in whose names the debt securities are registered at the close of business on the record dates designated in the applicable prospectus supplement at the person’s address that appears on the register of the debt securities.
Currency Transfer Guarantee
     Unless otherwise provided in the applicable prospectus supplement, the debt securities will benefit from a currency transfer guarantee of the South African Reserve Bank, under which the South African Reserve Bank, in its capacity as the agent for the Minister of Finance for purposes of enforcement of South African Exchange Control Regulations, will irrevocably and unconditionally guarantee that the transfer to the fiscal agent of all sums in the amount and in the currency required for the fulfillment of the financial obligations arising from the debt securities and the amended and restated fiscal agency agreement will be authorized in good time, under all circumstances and without any limitations, notwithstanding any restrictions that may be in force at that time in South Africa and without any obligation of a holder of debt securities or the fiscal agent to submit an affidavit or to comply with any other formality.
Nature of the Obligations of the South African Government
     The debt securities will constitute the direct, unconditional, general and (subject to the provisions below) unsecured and unsubordinated obligations of the South African government and will rank equally, without any preference among themselves, with all present and future unsecured and unsubordinated general obligations of the South African government for moneys borrowed. The full faith and credit of the South African government will be pledged for the due and punctual payment of, and the due and timely performance of all the South African government’s obligations relating to, the debt securities. Amounts payable in respect of principal of and interest on the debt securities will be charged upon and be payable out of the National Revenue Fund of the South African government, where the public revenues of the South African government are deposited, equally and ratably with all other amounts so charged and amounts payable in respect of all other general loan obligations of the South African government.
Negative Pledge
     So long as any debt security remains outstanding, the South African government will not create any mortgage, pledge, lien or other arrangement creating security upon any of its present or future revenues or assets to secure any present or future debt of the South African government, including:
•	moneys borrowed by the South African government, and

•	guarantees given by the South African government of debts incurred by other parties which are denominated or payable in a currency other than the South African Rand, without equally and ratably securing the outstanding debt securities. The South African government may, however, create security on goods or other assets provided to or acquired by it and securing a sum not greater than the purchase price, including interest and other related charges, of these goods or assets and related services.

South African Taxation
     Under existing South African law, all payments of principal and interest in respect of the debt securities will be exempt from any taxes, levies, imposts, duties, deductions, withholdings or other charges, of whatsoever nature, imposed, levied, collected, withheld or assessed by the South African government or any political subdivision or taxing authority thereof or therein (all of which are referred to herein as “South African Taxes”) so long as the beneficial owner of the relevant debt security is either:
(1)	a natural person who is not a tax resident in South Africa as defined in the South African Income Tax Act, No. 58 of 1962, unless:
•	that person carries on business in South Africa through a permanent establishment, and

•	that person was physically present in South Africa for a period exceeding 183 days in aggregate during the relevant year of assessment, or
(2)	a company, incorporated association, corporation or other body corporate which is not a resident as defined in the South African Income Tax Act, No. 58 of 1962 who does not carry on business in South Africa through a permanent establishment.
     A natural person will be a tax resident of South Africa if he or she is:
•	ordinarily resident in South Africa, or

•	physically present in South Africa for a period or periods exceeding 91 days in aggregate during the relevant year of assessment, as well as for a period or periods exceeding 91 days in aggregate during each of the preceding five years and for more than 915 days in the aggregate during those five preceding years of assessment.
     A company, incorporated association, corporation or other body corporate will be a resident of South Africa if it is incorporated, established or formed in South Africa or if it is effectively managed in South Africa unless it is considered exclusively a resident of another country for purposes of the application of any agreement entered into between the governments of the Republic of South Africa and that other country for the avoidance of double taxation.
     Without prejudice to the foregoing, if any payment of principal or interest is not exempt as aforesaid, the South African government has agreed to pay, to the extent permitted by law, such additional amounts as are necessary in order that the net payment, after the imposition of any South African Taxes, will not be less than the amount the holder would have received in the absence of South African Taxes, except that no such additional amounts shall be payable in respect of:
     (a) any South African Taxes that are imposed by reason of the failure of the holder or beneficial owner of the debt security to make a declaration of non-residence or other similar claim for exemption to the relevant tax authority, or
     (b) any Debt Security presented for payment more than 30 days after
(i) the date on which such payment first becomes due, or
(ii) if the full amount of the money payable has not been received by the fiscal agent on or prior to such due date, the date on which the full amount of such money having been so received that notice to that effect shall have been duly given in the manner provided in the amended and restated fiscal agency agreement, except to the extent that the holder thereof would have been entitled to additional amounts on presenting the same for payment on the expiration of such period of 30 days.
     Any reference herein to principal and/or interest shall be deemed also to refer to any additional amounts which may be payable hereunder.
United States Taxation
     In the opinion of Linklaters LLP, special United States tax counsel for the South African government, the following is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of debt securities. This summary does not address the material U.S. federal income tax consequences of every type of debt security which may be issued by South Africa, and the relevant prospectus supplement will contain additional or modified disclosure concerning the material U.S. federal income tax consequences relevant to the type of debt security as appropriate. This summary deals only with initial purchasers of debt securities at the issue price that will hold the debt securities as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of debt securities by particular investors, and does not address state, local, foreign or other tax laws. This summary also does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the debt securities as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar).
     As used herein, the term “U.S. Holder” means a beneficial owner of debt securities that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any State thereof, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes. The term “Non-U.S. Holder” means a beneficial owner of debt securities that is, for United States federal income tax purposes, (i) a non-resident alien individual, (ii) a corporation not created or organized under the laws of the United States or any State thereof, (iii) a foreign estate or trust, or (iv) a partnership all of whose partners are Non-U.S. Holders.
     The U.S. federal income tax treatment of a partner in a partnership that holds debt securities will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax advisers concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of debt securities by the partnership.
     Any special U.S. federal income tax considerations which apply to debt securities issued in a currency other than U.S. dollars or issued with more than de minimis original issue discount, and any limitations on sales of debt securities in bearer form, will be described in the applicable prospectus supplement.
     The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.
U.S. Holders

Payments of Interest
     Interest on a debt security will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for tax purposes. Interest paid on the debt securities constitutes income from sources outside the United States. Prospective purchasers should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules to income attributable to the debt securities.
Sale and Retirement of the Debt Securities
     A U.S. Holder will generally recognize gain or loss on the sale or retirement of a debt security equal to the difference between the amount realized on the sale or retirement and the tax basis of the debt security. A U.S. Holder’s tax basis in a debt security will generally be its U.S. dollar cost. The amount realized does not include the amount attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income. Gain or loss recognized by a U.S. Holder on the sale or retirement of a debt security will be capital gain or loss and will be long-term capital gain or loss if the debt security was held by the U.S. Holder for more than one year. Gain or loss realized by a U.S. Holder on the sale or retirement of a debt security generally will be U.S. source.
Backup Withholding and Information Reporting
     Payments of principal and interest on, and the proceeds of sale or other disposition of debt securities by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations), are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.
Non-U.S. Holders
     Under United States federal income tax law as currently in effect, a Non-U.S. Holder will not be subject to United States federal income taxes, including withholding taxes, on payments of interest on the debt securities, unless:
          (i) the holder is an insurance company carrying on a United States insurance business to which the interest is attributable, or
          (ii) the holder has an office or other fixed place of business in the United States to which the interest is attributable, and the interest either (a) is derived in the active conduct of a banking, financing or similar business within the United States or (b) is received by a corporation the principal business of which is trading in stock or securities for its own account, and certain other conditions exist.
     The gain realized on any sale or exchange of the debt securities by a Non-U.S. Holder will not be subject to United States federal income tax, including withholding tax, unless (i) the gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale, and either (A) the gain or income is attributable to an office or other fixed place of business maintained in the United States by the holder or (B) the holder has a tax home in the United States.
     The fiscal agent will be required to file information returns with the IRS with respect to payments made to certain United States persons on the debt securities. In addition, certain United States persons may be subject to United States backup withholding tax in respect of such payments if they do not provide their taxpayer identification numbers to the fiscal agent, and may also be subject to information reporting and backup withholding requirements with respect to proceeds from a sale of the debt securities. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not United States persons in order to avoid the application of these information reporting requirements and backup withholding tax.
     A debt security held by an individual holder who at the time of death is a nonresident alien will not be subject to United States federal estate tax.
Events of Default
     The events of default are:
     (1) default in any payment of principal of (and premium, if any, on) or interest on any of the debt securities of such series and the continuance of the default for a period of more than 30 days after the due date, or
     (2) failure to perform or observe any other obligation under the debt securities of such series and the continuance of the default for a period of 60 days following written notice of the default to the South African government at the office of the fiscal agent by any holder (except where the failure is not capable of remedy, in which event no notice is required), or
     (3) if
(a) any other present or future external indebtedness becomes due and payable prior to its stated maturity by reason of default, or any such external indebtedness is not paid at its maturity as extended by any applicable grace period, or any external indebtedness in the form of a guarantee is not honored when due and called upon or within any applicable grace period, or
(b) the South African government declares a general moratorium on the payment of any external indebtedness.
Acceleration of Maturity
     The descriptions contained in this section “Description of Debt Securities—Acceleration of Maturity” do not apply to any series of debt securities that have been designated collective action securities. See “Acceleration of Maturity of the Collective Action Securities” below for descriptions of the corresponding terms of collective action securities.
     If any of the events of default described in “Events of Default” above occurs and is continuing, the holder of any debt security may, by written notice to the South African government and the fiscal agent, to be addressed to the specified office of the fiscal agent, declare the debt security due and payable immediately.
     If prior to receipt of a demand by the fiscal agent all defaults have been cured, the securities may not be declared due and payable immediately. Because each series of debt securities are independent of each other series, a default with respect to one series of debt securities will not, in itself, constitute a default with respect to, or permit the acceleration of the maturity of, debt securities of a different series except as provided in clause (3) above.

Redemption
     If the debt securities of a series provide for mandatory redemption by the South African government, or redemption at the election of the South African government, redemption shall be on not more than 60 nor less than 30 days’ notice and, in the event of redemption in part, the debt securities to be redeemed will be selected by lot by the fiscal agent. Unless all the debt securities of a series to be redeemed are registered debt securities or bearer debt securities registered as to principal, notice of redemption will be published at least twice prior to the redemption date in a newspaper printed in the English language and of general circulation in Europe and at such other places, if any, as are set forth in such debt securities.
     Additionally, notice of such redemption will be mailed to holders of registered debt securities of such series, and to those holders of bearer debt securities of such series who have registered the principal of their debt securities, to their last addresses as they appear on the register for the debt securities of such series. Under United States income tax regulations, special rules will apply to debt securities that can be redeemed prior to maturity if the yield on the redeemed debt securities would be lower than the yield on the debt securities if outstanding to stated maturity.
Amendments to the Terms of the Debt Securities
     The descriptions contained in this section “Description of Debt Securities—Amendments to the Terms of the Debt Securities” do not apply to any series of debt securities that have been designated collective action securities. See “Amendments to the Terms of the Collective Action Securities” below for descriptions of the corresponding terms of collective action securities.
  Amendments Requiring Unanimous Holder Consent
     None of the following modifications or amendments may be effected without the consent of the holder of each debt security of the series being modified or amended:
     (•) change the due date for the payment of the principal of (or premium, if any) or any installment of interest on any debt security of such series,
     (•) reduce the principal amount of any debt security of such series, the portion of such principal amount which is payable upon acceleration of the maturity of such debt security, the interest rate thereon or the premium payable upon redemption thereof,
     (•) change the coin or currency in which or the required places at which payment with respect to interest, premium or principal in respect of the debt securities of such series is payable,
     (•) shorten the period during which the South African government is not permitted to redeem the debt securities of such series, or permit the South African government to redeem the debt securities of such series if, prior to such action, the South African government is not permitted to do so,
     (•) reduce the proportion of the principal amount of the debt securities of such series the vote or consent of the holders of which is necessary to modify, amend or supplement the amended and restated fiscal agency agreement or the terms and conditions of the debt securities of such series or to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided thereby to be made, taken or given, or
     (•) change the obligation of the South African government to pay additional amounts.
  Amendments Requiring Consent by Vote of 66 2/3% of the Holders or Written Consent

     The South African government and the fiscal agent for any series may modify, amend or supplement the terms of the debt securities of that series or the amended and restated fiscal agency agreement in any way, if they have received approval by affirmative vote of 66 2/3% or greater (or as may be specified in the text of the debt securities of the series) of the aggregate principal amount of the debt securities of that series then outstanding
     (•) at a meeting of holders duly called and held, or
     (•) by written consent in lieu of such meeting.
  Amendments Not Requiring the Consent of Holders
     The South African government and the fiscal agent may, without the vote or consent of any holder of debt securities, amend the amended and restated fiscal agency agreement or the debt securities of any series for the purpose of
     (•) adding to the covenants of the South African government for the benefit of the holders of debt securities,
     (•) surrendering any right or power conferred upon the South African government,
     (•) securing the debt securities pursuant to the requirements of the debt securities or otherwise,
     (•) curing any ambiguity or curing, correcting or supplementing any defective provision thereof, or
     (•) amending the amended and restated fiscal agency agreement or the debt securities of such series in any manner which the South African government and the fiscal agent may determine and which shall not be inconsistent with the debt securities of such series and shall not adversely affect the interest of any holder of debt securities.
Governing Law; Consent to Service
     The amended and restated fiscal agency agreement and the debt securities will be governed by and construed in accordance with the laws of the State of New York, except with respect to all matters governing South Africa’s authorization of issuance and execution of any debt securities and any other matters required to be governed by the laws of the Republic of South Africa, which will be governed by the laws of the Republic of South Africa.
     The South African government will accept the jurisdiction of any State or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be maintained by any holder of those securities. The South African government will appoint the Ambassador of the Republic of South Africa, Embassy of the Republic of South Africa, 3051 Massachusetts Avenue, N.W., Washington, D.C. 20008 to be its authorized agent upon whom process in any such action may be served. The South African government will irrevocably waive any immunity to which it might otherwise be entitled in any action arising out of or based upon the debt securities brought in any State or Federal court in the Borough of Manhattan, The City of New York. The South African government is also subject to suit in competent courts in the Republic of South Africa to the extent permitted by South African law.
     This appointment of an agent for service of process will be irrevocable until all amounts in respect of the principal of (and premium, if any), and any interest due and to become due on or in respect of all of the debt securities have been provided to the fiscal agent pursuant to the terms of the amended and restated fiscal agency agreement and either paid or returned to the South African government as provided in the amended and restated fiscal agency agreement, except that, if for any reason, the authorized agent ceases to be able to act as such authorized agent or ceases to have an address in the United States, the South African government will appoint another person in Washington, D.C. or The City of New York, selected in its discretion, as its authorized agent.
     Neither the appointment of an authorized agent for service of process nor the waiver of immunity includes actions brought under the United States federal securities laws. In the absence of a waiver of immunity by the South African government with respect to such actions it would not be possible to obtain a United States judgment in such an action against the South African government unless a court were to determine that the South African government is not entitled under the Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to such action.
Collective Action Securities
     South Africa may designate a particular series of debt securities to be collective action securities, the specific terms of which shall be described in the prospectus supplement relating to such securities. Debt securities designated to be collective action securities will have the same terms and conditions as the debt securities described in “Description of Debt Securities” above, except that such collective action securities shall contain different provisions relating to certain aspects of acceleration and voting on amendments, modifications, changes and waivers, as set forth below.
Acceleration of Maturity of the Collective Action Securities
     If any of the events of default described in “Events of Default” above occurs and is continuing with respect to any series of collective action securities, the holders of at least 25% of the aggregate principal amount of the collective action securities outstanding (as defined below) of that series may, by notice to the fiscal agent, declare all the collective action securities of that series to be due and payable immediately.
     Upon any declaration of acceleration, the principal, interest and all other amounts payable on the collective action securities of that series will become immediately due and payable on the date South Africa receives written notice of the declaration, unless South Africa has remedied the event or events of default prior to receiving the notice. The holders of more than 50% of the aggregate principal amount of the outstanding collective action securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.
     If prior to receipt of a demand by the fiscal agent all defaults have been cured, the collective action securities may not be declared due and payable immediately. Because each series of collective action securities of that series is independent of each other series, a default with respect to one series of such securities will not, in itself, constitute a default with respect to, or permit the acceleration of the maturity of, collective action securities of a different series except as provided in clause (3) of “Description of Debt Securities—Events of Default” above.
Amendments to the Terms of the Collective Action Securities
     South Africa, the fiscal agent and the holders may generally modify or take actions with respect to the amended and restated fiscal agency agreement or the terms of any series of the collective action securities:
•	with the affirmative vote of the holders of not less than 66 2/3% of the aggregate principal amount of the outstanding collective action securities of that series that are represented at a meeting, or

•	with the written consent of the holders of not less than 66 2/3% of the aggregate principal amount of the outstanding collective action securities of that series.
However, the holders of not less than 75% of the aggregate principal amount of any series of the outstanding collective action securities, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the collective action securities of that series that would:
•	change the due dates for the payment of principal of or interest on the collective action securities of that series,

•	reduce any amounts payable on the collective action securities of that series,

•	reduce the amount of principal payable upon acceleration of the maturity of the collective action securities of that series,

•	reduce the interest rate of the collective action securities of that series,

•	change the payment currency or places of payment for the collective action securities of that series,

•	permit early redemption of the collective action securities of that series or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price,

•	reduce the percentage of holders of the collective action securities of that series whose vote or consent is needed to amend, supplement or modify the amended and restated fiscal agency agreement (as it relates to the collective action securities of that series) or the terms and conditions of the collective action securities of that series or to take any other action with respect to the collective action securities of that series or change the definition of “outstanding” with respect to the collective action securities of that series,

•	change South Africa’s obligation to pay any additional amounts in respect of the collective action securities of that series,

•	change the governing law provision of the collective action securities of that series,

•	change the courts to the jurisdiction of which South Africa has submitted, South Africa’s obligation to appoint and maintain an agent for service of process in Washington, D.C. or The City of New York or South Africa’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the collective action securities of that series, as described herein,

•	in connection with an exchange offer for the collective action securities of that series, amend any event of default under the collective action securities of that series, or

•	change the status of the collective action securities of that series, as described under “Description of Debt Securities—Nature of the Obligations of the South African Government” above.
     South Africa refers to the above subjects as “reserved matters”. A change to a reserved matter, including the payment terms of any series of the collective action securities, can be made without the consent of individual holders of the collective action securities of that series, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding collective action securities of that series) agree to the change.
     South Africa and the fiscal agent may, without the vote or consent of any holder of any series of the collective action securities, amend the amended and restated fiscal agency agreement or any series of the collective action securities for the purpose of:
•	adding to South Africa’s covenants for the benefit of the holders,

•	surrendering any of South Africa’s rights or powers,

•	· providing collateral for the collective action securities of that series,

•	curing any ambiguity or correcting or supplementing any defective provision, or

•	making any other change that (a) is not inconsistent with the collective action securities of that series and (b) does not adversely affect the interest of any holder of the collective action securities of that series in any material respect.
     For purposes of determining whether the required percentage of holders of any series of the collective action securities has approved any amendment, modification or change to, or waiver of, the collective action securities of that series or the amended and restated fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration of the collective action securities of that series, collective action securities of that series owned, directly or indirectly, by South Africa or any public sector instrumentality of South Africa will be disregarded and deemed not to be outstanding, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only collective action securities of that series that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the South African Reserve Bank, any department, ministry or agency of the South African government or any corporation, trust, financial institution or other entity owned or controlled by the South African government or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or to elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.
DESCRIPTION OF WARRANTS
     The following description sets forth certain general terms and provisions of the warrants and the warrant agreement (copies of which are or will be filed as exhibits to the registration statement). This summary does not purport to be complete and is qualified in its entirety by reference to these exhibits and all provisions of the warrant agreement and the warrants.
General
     The South African government may issue, together with any debt securities offered by any prospectus supplement or separately, warrants for the purchase of other debt securities. Each series of warrants will be issued under a warrant agreement to be entered into between the South African government and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to a particular issue of warrants.
     Each prospectus supplement that provides for the issuance of warrants will describe the following terms:
•	the terms referred to above under “Description of Debt Securities—General” as they relate to the particular series of debt securities that may be purchased by holders of the warrants,

•	the principal amount of debt securities that may be purchased by a holder of one warrant,

•	the purchase price of debt securities to someone exercising a warrant,

•	the procedures of and conditions that must be followed to purchase debt securities by exercising the warrant,

•	the dates on which the right to exercise the warrants shall begin and end,

•	whether and under what conditions the warrants may be terminated or cancelled by the South African government,

•	the date, if any, on and after which the warrants and debt securities issued together may be separately transferred,

•	whether the warrants represented by the warrant certificates will be issued in registered or bearer form, whether they will be exchangeable between such forms and, if registered, where they may be transferred and registered, and

•	other specific provisions.
Governing Law; Consent to Service
     The warrants will be governed by and construed in accordance with the laws of the State of New York except with respect to their authorization and execution and any other matters required to be governed by the laws of the Republic of South Africa. The South African government will accept the jurisdiction of any State or Federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the warrants that may be maintained by any holder of those warrants. The South African government will appoint the warrant agent as its authorized agent upon which process in any such action may be served. The South African government will irrevocably waive any immunity to which it might otherwise be entitled in any action arising out of or based upon the warrants brought in any State or Federal court in the Borough of Manhattan, The City of New York. The South African government is also subject to suit in competent courts in the Republic of South Africa to the extent permitted by South African law.
     Neither the appointment of an authorized agent for service of process nor the waiver of immunity includes actions brought under the United States federal securities laws. In the absence of a waiver of immunity by the South African government with respect to such actions it would not be possible to obtain a United States judgment in such an action against the South African government unless a court were to determine that the South African government is not entitled under the Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to such action.
United States Taxation
     Information with respect to the United States tax consequences of the issuance, purchase, exercise and expiration of warrants, including possible original issue discount on debt securities issued with warrants, will be set forth in the prospectus supplement relating to any particular issue of warrants.
PLAN OF DISTRIBUTION
     South Africa may sell debt securities or warrants to purchase debt securities to or through underwriters, and also may sell debt securities or warrants to purchase debt securities directly to other purchasers or through agents. Only agents or underwriters named in the prospectus supplement are deemed to be agents or underwriters, as the case may be, in connection with the debt securities or warrants to purchase debt securities offered thereby.
     The distribution of the debt securities or warrants to purchase debt securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.
     In connection with the sale of debt securities or warrants to purchase debt securities, underwriters may receive compensation from the South African government or from purchasers of debt securities or warrants to purchase debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell debt securities or warrants to purchase debt securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions for the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of debt securities or warrants to purchase debt securities may be deemed to be underwriters, and any discount or commission received by them from the South African government and any profit on the resale of debt securities or warrants to purchase debt securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933 (the “Act”). Any such underwriter or agent will be identified, and any such compensation received from the South African government will be described, in the prospectus supplement.
     The debt securities or warrants to purchase debt securities will be a new issue of debt securities or warrants to purchase debt securities with no established trading market. Underwriters and agents to whom debt securities or warrants to purchase debt securities are sold by the South African government for public offering and sale may make a market in such debt securities or warrants to purchase debt securities, but such underwriters and agents will not be obligated to do so and may discontinue any market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities or warrants to purchase debt securities.
     Under agreements which may be entered into by the South African government, underwriters, dealers and agents who participate in the distribution of debt securities or warrants to purchase debt securities may be entitled to indemnification by the South African government against certain liabilities, including liabilities under the Act.
     South Africa may offer the securities of any series to holders of other South African securities as consideration for the purchase or exchange by South Africa of these other outstanding securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This type of offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.
     If so indicated in the prospectus supplement, the South African government will authorize underwriters or other persons acting as the South African government’s agents to solicit offers by certain institutions to purchase debt securities or warrants to purchase debt securities from the South African government pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the South African government. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the debt securities or warrants to purchase debt securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchase is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.
OFFICIAL STATEMENTS
     Information included in this prospectus, or in any document incorporated by reference into this prospectus, that is identified as being derived from a publication of, or supplied by, the South African government or one of its agencies or instrumentalities is included herein on the authority of such publication as a public official document of the South African government. All other information in this prospectus, or in any document incorporated by reference into this prospectus, and in the registration statement of which this prospectus is a part, other than that included under the caption “Plan of Distribution” in this prospectus, or in any document incorporated by reference into this prospectus, is included as a public official statement made on the authority of the Minister of Finance of the Republic of South Africa.

VALIDITY OF THE SECURITIES
     The validity of each series of debt securities or warrants to purchase debt securities will be passed upon on behalf of the South African government by Mr. Enver Daniels, Chief State Law Adviser of the Republic of South Africa, and on behalf of the Underwriters by Linklaters LLP, New York, New York, and Edward Nathan Sonnenbergs Inc. Johannesburg. As to all matters of South African law, Linklaters LLP may rely upon the opinions of Mr. Enver Daniels and Edward Nathan Sonnenbergs Inc. All statements with respect to matters of South African law in this prospectus have been passed upon by Mr. Enver Daniels and are made upon his authority. Linklaters LLP may act from time to time on behalf of the South African government.
AUTHORIZED REPRESENTATIVE
     The Authorized Representative of the Republic of South Africa in the United States of America is the Ambassador of the Republic of South Africa to the United States, whose address is:
Embassy of the Republic of South Africa
3051 Massachusetts Avenue, N.W.
Washington, D.C. 20008
FURTHER INFORMATION
     The issue and terms of debt securities or warrants to purchase debt securities will be authorized by the Minister of Finance of the Republic of South Africa pursuant to the authority conferred upon him by the Public Finance Management Act, 1999 (Act No. 1 of 1999) of the Republic of South Africa.
     A registration statement with respect to South Africa and the debt securities or warrants to purchase debt securities has been filed with the Securities and Exchange Commission, 100 F Street N.E., Washington, D.C., 20549, under the Act. Additional information concerning South Africa and the debt securities or warrants to purchase debt securities is to be found in the registration statement, any pre- or post-effective amendment to the registration statement and any document incorporated by reference into the registration statement, including the various exhibits to these documents, which may be inspected at the office of the Commission.
     The Republic of South Africa, although not subject to the reporting requirements of the Securities Exchange Act of 1934, files Annual Reports on Form 18-K with the Commission on a voluntary basis. These Annual Reports include certain material statistical and other information concerning the Republic of South Africa. The Republic of South Africa may also include exhibits to its Annual Report on Form 18-K and file amendments on Form 18-K/A, for the purpose of filing with Commission information that has not been included in the registration statement to which this prospectus and any related prospectus supplement relate, which information would thereby be incorporated by reference into the registration statement. Annual Reports on Form 18-K and amendments on Form 18-K/A of the Republic of South Africa may be inspected at the office of the Commission, or reviewed on the Commission’s Internet site at (http://www.sec.gov). This site contains reports and other information regarding issuers that file electronically with the Commission.

ISSUER
REPUBLIC OF SOUTH AFRICA
National Treasury
40 Church Street
Pretoria 0001
South Africa
Phone: 27 12 315 5591
FISCAL AGENT, PAYING AGENT, TRANSFER AGENT AND REGISTRAR
Deutsche Bank Trust Company Americas
(formerly Bankers Trust Company)
280 Park Avenue
New York, New York 10017
United States of America
LEGAL ADVISER TO THE REPUBLIC OF SOUTH AFRICA
Enver Daniels
The Chief State Law Adviser of
the Republic of South Africa
12th Floor, Momentum Building
East Tower
329 Pretorius Street
Pretoria 0001
South Africa
LEGAL ADVISERS TO THE UNDERWRITERS

As to United States Law	As to South African Law
Linklaters LLP	Edward Nathan Sonnenbergs Inc.
1345 Avenue of the Americas	150 West Street
New York, NY 10105	Sandton
United States of America	Johannesburg 2196
South Africa
LISTING AGENT AND PAYING AGENT IN LUXEMBOURG
Deutsche Bank Luxembourg S.A.
CTAS Operations, Group Technology & Operations (GTO)
2 Bld Konrad Adenauer, L-1115 Luxembourg
Telephone: (00352) 421.22.639
Facsimile: (00352) 47.31.36

REPUBLIC OF SOUTH AFRICA
US$2,000,000,000
5.50% NOTES DUE 2020
PROSPECTUS SUPPLEMENT

Deutsche Bank Securities	Standard Bank
Nedbank Capital, a division of Nedbank Limited
Quartile Capital
March 2, 2010